FIRST QUARTER REPORT 2018

WHEATON
PRECIOUS METALS

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2018
This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Wheaton Precious Metals Corp.'s ("Wheaton" or the "Company") unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). In addition, the following should be read in conjunction with the 2017 audited consolidated financial statements, the related MD&A and the 2017 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company's wholly owned subsidiaries. This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 41 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 10, 2018.

Overview
Wheaton Precious Metals Corp. is a mining company which generates its revenue from the sale of silver and gold. The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol WPM.

The Company has entered into 21 long-term agreements (three of which are early deposit agreements), with 15 different mining companies, for the purchase of silver and/or gold ("precious metal purchase agreements") relating to 17 mining assets which are currently operating and 9 which are at various stages of development, located in 11 countries. Pursuant to the precious metal purchase agreements, Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price. Attributable silver and gold production as referred to in this MD&A and financial statements is the silver and gold production to which Wheaton is entitled pursuant to the various precious metal purchase agreements. During the three months ended March 31, 2018, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.49 and $399, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Wheaton upon the sale of silver and gold received.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [1]

Operational Overview

	Q1 2018	Q1 2017	Change
Ounces produced
Silver	7,428	6,648	11.7%
Gold	79,657	83,778	(4.9)%
Silver equivalent [2]	13,744	12,513	9.8%
Gold equivalent [2]	173,340	178,766	(3.0)%
Ounces sold
Silver	6,343	5,225	21.4%
Gold	69,973	88,397	(20.8)%
Silver equivalent [2]	11,892	11,412	4.2%
Gold equivalent [2]	149,987	163,032	(8.0)%
Gold / Silver Ratio [2]	79.3	70.0	13.3%
Change in PBND [3]
Silver	305	743
Gold	5,314	(9,050)
Per ounce metrics
Sales price
Silver	$16.73	$17.45	(4.1)%
Gold	$1,330	$1,208	10.1%
Cash costs [4]
Silver [4]	$4.49	$4.54	(1.1)%
Gold [4]	$399	$391	2.0%
Cash operating margin [5]
Silver [5]	$12.24	$12.91	(5.2)%
Gold [5]	$931	$817	14.0%
Revenue	$199,252	$197,951	0.7%
Net earnings	$68,123	$61,224	11.3%
Per share	$0.15	$0.14	7.1%
Adjusted net earnings [6]	$69,945	$61,224	14.2%
Per share [6]	$0.16	$0.14	13.9%
Operating cash flows	$125,340	$119,923	4.5%
Per share [7]	$0.28	$0.27	3.7%
Dividends declared [8]	$39,852	$30,906	28.9%
Per share	$0.09	$0.07	28.6%

1)	All amounts in thousands except gold ounces produced and sold, per ounce amounts and per share amounts.
2)
The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.  Please refer to the tables on the bottom of pages 18 and 19 for further information on the methodology of converting production and sales volumes to silver-equivalent ounces and gold-equivalent ounces.

3)
Represents the increase (decrease) in payable silver and gold ounces produced but not delivered ("PBND") relative to the various mines that the Company derives precious metal from. Gold and silver ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. PBND to Wheaton is expected to average approximately two months of annualized production for silver and two to three months for gold, but may vary from quarter to quarter due to a number of factors including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 30 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 31 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [2]

Highlights
•
The increase in attributable silver production for the three months ended March 31, 2018 was primarily due to higher production from the San Dimas mine, partially offset with the expiry of the Cozamin silver purchase agreement on April 4, 2017.

•	The decrease in attributable gold production for the three months ended March 31, 2018 was a result of lower production at the Minto and Sudbury mines.

•	The increase in silver sales volume was due to a combination of increased production and relative changes to payable silver produced but not yet delivered to Wheaton.

•
The decrease in gold sales volume was primarily the result of negative changes in the balance of payable gold produced but not yet delivered to Wheaton coupled with the decreased production levels at the Minto and Sudbury mines.

•
During the first quarter ended March 31, 2018, the Company declared dividends in the amount of $40 million, representing an increase of 29% relative to the comparable period of the previous year. On May 10, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share representing an increase of 29% relative to the comparable period in 2017.

•
On April 25, 2018, the Company participated in a strategic private placement with Tradewind Markets, Inc. ("Tradewind"), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

•	As it relates to the ongoing dispute with the Canada Revenue Agency (the "CRA"), the Tax Court of Canada has scheduled the trial to commence mid-September 2019 for a two month period.

•
On May 10, 2018, First Majestic Silver Corp. ("First Majestic") announced that they had closed the previously announced acquisition of Primero Mining Corp. ("Primero"). In connection with this acquisition, on May 10, 2018, the Company terminated the existing San Dimas silver purchase agreement and entered into a new San Dimas precious metal purchase agreement with First Majestic. Under the terms of the new precious metal purchase agreement, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine.[1]

1 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [3]

Outlook1
Wheaton's estimated attributable silver and gold production in 2018 is forecast to be approximately 22.5 million silver ounces and 355,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2018) is anticipated to be approximately 25 million silver ounces and 370,000 gold ounces per year.

In 2018, forecast production growth from Peñasquito and Constancia is expected to be offset by the changes in the San Dimas stream as well as the cessation of production from assets with fixed terms. In conjunction with First Majestic's acquisition of Primero and compensation to be paid to Wheaton by First Majestic, the San Dimas stream is expected to convert from a silver stream to a gold stream at a reduced level starting in the second quarter of 2018. In addition, Wheaton's streaming agreement with Barrick regarding Pascua-Lama providing the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines expired on March 31, 2018.

Average production over the next five years is expected to increase primarily due to continued production growth from both Peñasquito and Constancia. At Peñasquito, grades are expected to increase over the next several years and the Pyrite Leach Project, which should increase recoveries, is scheduled to be commissioned later in 2018. At Constancia, Hudbay expects to begin mining of the Pampacancha deposit in 2019, which has significantly higher gold grades than what is currently being mined. As the mining of the Pampacancha deposit has been delayed beyond 2018, Wheaton will be entitled to an increased portion of gold from Hudbay starting in 2019. And lastly, as a reminder, Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance.
From a liquidity perspective, the $116 million of cash and cash equivalents as at March 31, 2018 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [4]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Silver Interests
San Dimas	Primero	Mexico	$189,799	$-	$189,799	100% ³	Life of Mine	15-Oct-04
Peñasquito	Goldcorp	Mexico	485,000	-	485,000	25%	Life of Mine	24-Jul-07
Constancia	Hudbay	Peru	294,900	-	294,900	100%	Life of Mine	8-Aug-12
Antamina	Glencore	Peru	900,000	-	900,000	33.75% ⁴	Life of Mine	3-Nov-15
Other silver interests ⁵			883,214	223,300	1,106,514
Total silver interests			$2,752,913	$223,300	$2,976,213
Gold Interests
Salobo	Vale	Brazil	$3,059,360	$-	$3,059,360	75%	Life of Mine	28-Feb-13
Sudbury ⁶	Vale	Canada	623,572	-	623,572	70%	20 years	28-Feb-13
Constancia	Hudbay	Peru	135,000	-	135,000	50% ⁷	Life of Mine	8-Aug-12
Other gold interests ⁸			400,342	39,100	439,442
Total gold interests			$4,218,274	$39,100	$4,257,374
Total silver and gold interests			$6,971,187	$262,400	$7,233,587

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 25 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	The above table is presented as at March 31, 2018, at which time the San Dimas silver purchase agreement with Primero was in effect. On May 10, 2018, First Majestic announced that they had closed the previously announced acquisition of Primero. In connection with this acquisition, on May 10, 2018, the Company terminated the existing San Dimas silver purchase agreement and entered into a new San Dimas precious metal purchase agreement with First Majestic. Under the terms of the new precious metal purchase agreement, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.
4)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Rosemont, 777 and Loma de La Plata silver interests, as more fully detailed on page 8 of this MD&A.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
7)
Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to additional compensation in respect of the gold stream.

8)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 10 of this MD&A.

Silver Interests
San Dimas
On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. ("Primero"), and pursuant to the amended silver purchase agreement with Primero (the "Primero SPA"), the Company acquires 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp has provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 (the "Goldcorp Guarantee") and Primero has provided Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As at March 31, 2018, the Company has received approximately 81.0 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $1.1 billion, with approximately 0.5 million ounces of cumulative payable silver ounces having been produced at San Dimas but not yet delivered to the Company, representing a 0.2 million ounce increase during the three month period ended March 31, 2018.1

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [5]

As at December 31, 2017, the San Dimas mine had proven and probable silver reserves of 39.7 million ounces, measured and indicated silver resources of 18.3 million ounces and inferred silver resources of 70.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).
Restructuring of the San Dimas Stream
On May 10, 2018, First Majestic announced that they had closed the previously announced acquisition of Primero. In connection with this acquisition, on May 10, 2018, the Company terminated the existing San Dimas silver purchase agreement (the "Primero SPA") and entered into a new San Dimas precious metal purchase agreement with First Majestic (the "San Dimas PMPA"). Under the terms of the new precious metal purchase agreement, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1.1

As consideration for terminating the existing Primero SPA, in addition to the new stream, the Company received 20,914,590 First Majestic common shares. (the "First Majestic Shares"). The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter. Upon termination of the existing Primero SPA, the Company will reflect a gain on the disposal of the Primero SPA and will reflect the San Dimas PMPA as a component of Other gold interests.

Under the terms of the new San Dimas PMPA, as at December 31, 2017, the Company's 25% share of the San Dimas proven and probable reserves was 9.9 million ounces of silver and 120,000 ounces of gold, measured and indicated resources was 4.6 million ounces of silver and 70,000 ounces of gold and inferred resources was 17.7 million ounces of silver and 200,000 ounces of gold.
Mexican Tax Update
In February 2016, Primero announced that its Mexican subsidiary received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 ("2012 APA"). The 2012 APA confirmed Primero's ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the Primero SPA for the tax years 2010 through 2014. Primero has indicated that if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess Primero's Mexican subsidiary in respect of sales of silver in connection with the Primero SPA for the tax years 2010 through 2014 and tax Primero on such sales at higher-than-realized prices, as opposed to the actual realized prices set under the Primero SPA.

Primero has reported in its MD&A for the period ended March 31, 2018 that in June 2017 and October 2017, the SAT issued two observation letters for the 2010 tax year and the 2011 tax year that made explicit its view that Primero's Mexican subsidiary should pay taxes based on the higher-than-realized prices, which if applied would make Primero's Mexican subsidiary liable for an additional $9.1 million in taxes before penalties or interest for the 2010 taxation year and $25.2 million for the 2011 taxation year. Primero also reports that they have submitted a formal response to both the 2010 and the 2011 observations letters.

Primero has previously estimated that should it be required to pay tax on its silver revenues based on higher-than-realized prices, then the incremental income tax before penalties or interest for the years 2012-2017 could be $140-$155 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former Primero SPA or the new First Majestic PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine.

Risks to Wheaton Precious Metals
If the Company was unable to purchase any further silver or gold under either the existing Primero SPA or the new San Dimas PMPA, its reserves and resources would be significantly reduced and the Company's forecasted silver equivalent production for 2018 would be lowered by 3% and the average five year forecasted silver equivalent production for 2018-2022 would be lowered by 5%, leading to a corresponding reduction to its revenue, net earnings and cash flows.

1 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [6]

In addition, there is no assurance that Wheaton will be successful in enforcing its rights under the security interest granted by Primero or First Majestic or exercise its other remedies under the Primero SPA or San Dimas PMPA. See also "Risks Relating to the Company – Security Over Underlying Assets", "Risks Relating to the Mining Operations – International Operations", and "Risks Relating to the Company – Indebtedness and Guarantees Risk" in the Company's Annual Information Form for the year ended December 31, 2017.
Peñasquito
On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations (the "Peñasquito mine") in Mexico for the life of mine, with the first deliveries under the agreement being received in September 2008.

According to Goldcorp, the Pyrite Leach Project ("PLP") at Peñasquito was 86% complete as of March 31, 2018, and expected to commence commissioning in the fourth quarter of 2018. The carbon pre-flotation component of the project is reported to have commenced wet commissioning during April 2018. The PLP is reportedly expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings, and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine. As a reminder, Wheaton is entitled to 25% of the silver produced at Peñasquito for the life of mine, or 11 million of the additional 44 million silver ounces.

As at March 31, 2018, the Company has received approximately 44.1 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $783 million, with approximately 0.7 million ounces of cumulative payable silver ounces having been produced at Peñasquito but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended March 31, 2018. 1

As at June 30, 2017, the Company's 25% share of the Peñasquito proven and probable silver reserves was 136.4 million ounces, measured and indicated silver resources was 59.4 million ounces and inferred silver resources was 3.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine ("Constancia") in Peru (the "Constancia Precious Metal Purchase Agreement"), with the first deliveries under the agreement being received in April 2015.

As at March 31, 2018, the Company has received approximately 6.1 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $66 million, with approximately 0.7 million ounces of cumulative payable silver ounces having been produced at Constancia but not yet delivered to the Company, virtually unchanged from the balance at December 31, 2017. 1

As at December 31, 2017, the Company's 100% share of the Constancia proven and probable silver reserves was 56.3 million ounces, measured and indicated silver resources was 27.3 million ounces and inferred silver resources was 1.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina
On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015 is subject to this stream.

As at March 31, 2018, the Company has received approximately 15.8 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $211 million, with approximately 1.2 million ounces of cumulative payable silver ounces having been produced at Antamina but not yet delivered to the Company, representing a 0.1 million ounce decrease during the three month period ended March 31, 2018. 1

As at December 31, 2017, the Company's share of the Antamina proven and probable silver reserves was 61.2 million ounces, measured and indicated silver resources was 66.3 million ounces and inferred silver resources was 117.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [7]

Other Silver Interests
The following table summarizes the Other silver interests currently owned by the Company:
Other Silver Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Los Filos	Leagold ³	Mexico	$4,463	$-	$4,463	100% ³	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	77,866	-	77,866	100%	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	285,000	-	285,000	100% ⁴	Life of Mine	23-Mar-06
Stratoni	Eldorado ⁵	Greece	57,500	-	57,500	100% ⁵	Life of Mine	23-Apr-07
Minto	Capstone ⁶	Canada	7,522	-	7,522	100%	Life of Mine	20-Nov-08
Neves-Corvo	Lundin	Portugal	35,350	-	35,350	100%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	2,451	-	2,451	100% ⁷	50 years	5-Jun-07
Keno Hill	Alexco	Canada	45,065	-	45,065	25%	Life of Mine	2-Oct-08
Pascua-Lama	Barrick	Chile/Argentina	255,067 ⁸	-	255,067	25%	Life of Mine	8-Sep-09
Rosemont	Hudbay	United States	-	190,900	190,900	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	102,041	-	102,041	100%	Life of Mine	8-Aug-12
Loma de La Plata	PAAS	Argentina	10,889	32,400	43,289	12.5%	Life of Mine	n/a ⁹
Total other silver interests			$883,214	$223,300	$1,106,514
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 25 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	On April 7, 2017, Leagold Mining Corporation completed the acquisition of the Los Filos mine from Goldcorp. Goldcorp's guarantee of deliveries in respect of the Los Filos mine remains in place.
4)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)	95% owned by Eldorado Gold Corporation ("Eldorado").
6)
As per Capstone Mining Corp's ("Capstone") news release dated February 2, 2018, Capstone has agreed to sell its Minto mine to Pembridge Resources plc ("Pembridge"). Capstone expects the transaction to close in the second quarter of 2018.

7)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
8)	The upfront consideration is net of the $370 million cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines.
9)	Wheaton and Pan American Silver Corp. ("PAAS") have not yet finalized the definitive terms of the agreement.

As at March 31, 2018, the Company has received approximately 75.2 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.1 billion, with approximately 1.7 million ounces of cumulative payable silver ounces having been produced at the Other silver interests but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended March 31, 2018. 1

As at December 31, 20172, unless otherwise noted, the Company's share of proven and probable silver reserves relative to these Other silver interests was 262.5 million ounces, measured and indicated silver resources was 697.4 million ounces and inferred silver resources was 203.1 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Updates on Matters Relative to Pascua-Lama
As per Barrick Gold Corp.'s ("Barrick") first quarter of 2018 MD&A, work to date on the prefeasibility study at the Pascua-Lama project ("Pascua-Lama") for a potential underground project indicates that while the concept may be feasible from a technical standpoint, it does not meet Barrick's investment criteria. Based on this, and taking into consideration other risk factors, Barrick has disclosed that they have suspended work on the prefeasibility study, and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. Barrick states that they will continue to evaluate opportunities to de-risk the project while maintaining Pascua-Lama as an option for development in the future if economics improve, and related risks can be mitigated.

The Pascua-Lama PMPA had a carrying value at March 31, 2018 of $254 million. If the requirements of the completion test have not been satisfied by the completion test deadline of June 30, 2020, the Company may, within 90 days of such date, elect to terminate the Pascua-Lama PMPA in which case the Company will be entitled to a return of the original upfront cash payment of $625 million less the cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines. As at March 31, 2018, the Company has received approximately 19.5 million ounces related to silver production from these mines, generating cumulative operating cash flows of approximately $370 million, resulting in a refundable balance of approximately $255 million.

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 38 of this MD&A.
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [8]

Gold Interests
Salobo
On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. On March 2, 2015 and August 2, 2016, respectively, the Company agreed to make two separate amendments to the agreement, ultimately increasing the gold stream from the original 25% to 75% of the life of mine gold production from Salobo.

The mill throughput at Salobo currently has a nameplate capacity of 24 million tonnes per annum ("Mtpa"), with the potential to further increase throughput beyond 24 Mtpa. If throughput capacity is expanded within a predetermined period, and depending on the grade of material processed, the Company will be required to make an additional payment to Vale, relative to the 75% stream, based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. There will be no additional deposit due if the expansion is completed after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As of March 31, 2018, the Company has received approximately 680,700 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $573 million, with approximately 52,500 ounces of cumulative payable gold ounces having been produced at Salobo but not yet delivered to the Company, representing a 4,100 ounce increase during the three month period ended March 31, 2018. 1

As at December 31, 2017, the Company's 75% share of the Salobo proven and probable gold reserves was 9.2 million ounces, measured and indicated gold resources was 1.6 million ounces and inferred gold resources was 1.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury
On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its Sudbury mines located in Canada for a period of 20 years, including the currently operating Coleman, Copper Cliff, Garson, Creighton and Totten mines, the non-operating Victor project and the Stobie mine which was placed into care and maintenance during the second quarter of 2017.

As of March 31, 2018, the Company has received approximately 157,300 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $134 million, with approximately 14,200 ounces of cumulative payable gold ounces having been produced at Sudbury but not yet delivered to the Company, representing a 500 ounce increase during the three month period ended March 31, 2018.1

As at December 31, 2017, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 570,000 ounces, measured and indicated gold resources was 50,000 ounces and inferred gold resources was 130,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On November 4, 2013, the Company amended the Constancia Precious Metal Purchase Agreement to include the acquisition of an amount equal to 50%2 of the life of mine gold production from Constancia, with the first deliveries under the agreement being received in April 2015. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay.

As per Hudbay's news release dated March 26, 2018, although negotiations to secure surface rights over the Pampacancha deposit continue to progress and Hudbay has been granted access to the land to carry out early-works activities, they anticipate mining of this high-grade satellite deposit to commence in 2019, a one-year delay. In the interim, Hudbay will reportedly continue to mine higher-grade ore from the main Constancia pit. As the mining of the Pampacancha deposit has been delayed beyond 2018, Wheaton will be entitled to an increased portion of gold from Hudbay starting in 2019. Based on the current market price of gold, the additional deliveries due in 2019 will have a net value to the Company of approximately $7 million.

1   Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2   Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [9]

As at March 31, 2018, the Company has received approximately 37,800 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $31 million, with approximately 1,000 ounces of cumulative payable gold ounces having been produced at Constancia but not yet delivered to the Company, representing a 300 ounce decrease during the three month period ended March 31, 2018.1

As at December 31, 2017, the Company's 50% share of the Constancia proven and probable gold reserves was 530,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 40,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Gold Interests
The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Minto	Capstone ³	Canada	$47,283	$-	$47,283	100% ⁴	Life of Mine	20-Nov-08
Rosemont	Hudbay	United States	-	39,100	39,100	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	353,059	-	353,059	50%	Life of Mine	8-Aug-12
Total Other gold interests			$400,342	$39,100	$439,442
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 25 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	As per Capstone's news release dated February 2, 2018, Capstone has agreed to sell its Minto mine to Pembridge. Capstone expects the transaction to close in the second quarter of 2018.
4)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

As at March 31, 2018, the Company has received approximately 428,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $415 million, with approximately 17,100 ounces of cumulative payable gold ounces having been produced at the Other gold interests but not yet delivered to the Company, representing a 1,000 ounce increase during the three month period ended March 31, 2018. 1

As at December 31, 20172, unless otherwise noted, the Company's share of proven and probable gold reserves relative to these Other gold interests was 170,000 ounces, measured and indicated gold resources was 230,000 ounces and inferred gold resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Silver and Gold Interests
Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Silver and Gold Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Silver	Gold	Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	50%	10%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	5,500	134,500	140,000	100% ³	25% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	-	65,000	65,000	100% ⁴	100% ⁴	Life of Mine	12-Dec-17
			$21,000	$337,500	$358,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 25 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.

1  Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 38 of this MD&A.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [10]

Attributable Reserves and Resources
As at December 31, 20171, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 11.6 million ounces of silver and 530,000 ounces of gold, measured and indicated resources of 18.3 million ounces of silver and 530,000 ounces of gold and inferred resources of 49.8 million ounces of silver and 1.22 million ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Interest
On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

Long-Term Investments
The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.

The Company held the following investments as at March 31, 2018:

	March 31	December 31
(in thousands)	2018	2017
Common shares held	$92,480	$95,608
Warrants held	25	124
	$92,505	$95,732

Common Shares Held
(in thousands)	Fair Value at Mar 31, 2018	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2018	Fair Value at Dec 31, 2017
Bear Creek	$ 23,661	$ 2,303	$ 21,358
Sabina	14,337	(6,834)	21,171
Arizona Mining	31,410	3,829	27,581
Other	23,072	(2,426)	25,498
Total common shares held	$ 92,480	$ (3,128)	$ 95,608

1  Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 38 of this MD&A.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [11]

(in thousands)	Fair Value at Mar 31, 2017	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2017
Bear Creek	$ 22,701	$ (516)
Sabina	13,525	4,985
Arizona Mining	16,139	(2,110)
Other	15,820	1,204
Total common shares held	$ 68,185	$ 3,563

Warrants Held

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018	Fair Value at Dec 31, 2017
Warrants held - Kutcho	$ 25	$ (99)	$ 124

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Unrealized Fair Value Losses (Gains). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [12]

Investment in Associate
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the "Kutcho Convertible Note").

As at January 31, 2018, Kutcho had 47,770,378 shares issued and outstanding, resulting in Wheaton owning approximately 13% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 36% of Kutcho (45% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho's profit or loss based on Wheaton's ownership interest in Kutcho on a non-diluted basis. As Kutcho's fiscal year end is April 30, Wheaton has reported its share of Kutcho's loss relative to Kutcho's third quarter ended January 31, 2018.

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company's net earnings during 2018 is presented below:

(in thousands)	Carrying Amount at Mar 31, 2018	Share of Associate Losses in Net Earnings for the Three Months Ended Mar 31, 2018	Carrying Amount at Dec 31, 2017
Investment in Associate - Kutcho	$ 2,793	$ (201)	$ 2,994

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [13]

Convertible Note Receivable
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho's option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company's net earnings during the three months ended March 31, 2018 is presented below:

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018	Fair Value at Dec 31, 2017
Convertible Note Receivable - Kutcho	$ 14,007	$ (1,770)	$ 15,777

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [14]

Summary of Ounces Produced

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Silver ounces produced [2]
San Dimas	1,606	1,324	1,043	973	623	1,429	1,264	1,596
Peñasquito	1,450	1,561	1,641	1,483	1,339	1,328	1,487	867
Antamina	1,339	1,467	1,735	1,888	1,464	1,599	1,469	1,707
Constancia	646	670	618	546	540	723	749	778
Other
Los Filos	34	48	43	42	32	33	44	56
Zinkgruvan	565	619	710	493	538	557	449	495
Yauliyacu	550	335	588	607	562	379	721	686
Stratoni	137	131	137	171	166	187	206	222
Minto	35	30	43	42	56	100	153	60
Neves-Corvo	405	305	341	316	330	312	279	331
Cozamin [3]	-	-	-	17	397	265	239	253
Lagunas Norte [4]	217	253	243	218	210	234	215	233
Pierina [4]	107	111	107	114	137	117	50	31
Veladero [4]	191	211	201	144	158	174	160	193
777	146	146	145	138	96	152	166	99
Total Other	2,387	2,189	2,558	2,302	2,682	2,510	2,682	2,659
Total silver ounces produced	7,428	7,211	7,595	7,192	6,648	7,589	7,651	7,607
Gold ounces produced ²
Sudbury [5]	6,477	8,568	8,519	7,468	9,182	8,901	10,779	15,054
Salobo	61,513	76,153	72,980	57,514	58,009	77,787	70,776	38,853
Constancia	3,315	2,947	2,498	2,332	2,431	3,151	3,737	4,622
Other
Minto	2,707	3,328	6,105	6,063	9,734	10,906	20,184	6,985
777	5,645	5,478	5,114	6,259	4,422	10,919	10,140	8,900
Total Other	8,352	8,806	11,219	12,322	14,156	21,825	30,324	15,885
Total gold ounces produced	79,657	96,474	95,216	79,636	83,778	111,664	115,616	74,414
SEOs produced [6]	13,744	14,572	14,823	13,009	12,513	15,526	15,521	13,189
GEOs produced [6]	173,340	190,979	195,263	178,100	178,766	218,429	228,001	175,792
Gold / Silver Ratio [7]	79.3	76.3	75.9	73.0	70.0	71.1	68.1	75.0

1)	All figures in thousands except gold ounces produced.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
4)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [15]

Summary of Ounces Sold

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Silver ounces sold
San Dimas	1,372	1,299	962	845	796	1,571	1,065	1,426
Peñasquito	1,227	1,537	1,109	1,639	860	1,270	1,078	886
Antamina	1,413	1,769	1,537	1,453	1,170	1,488	1,598	2,202
Constancia	574	491	491	559	383	702	536	520
Other
Los Filos	52	16	43	42	32	33	44	55
Zinkgruvan	391	597	305	398	296	592	340	369
Yauliyacu	360	642	364	423	403	671	342	578
Stratoni	148	110	84	123	195	165	203	129
Minto	(1)	34	43	39	37	102	96	26
Cozamin [2]	-	-	23	125	232	196	207	219
Neves-Corvo	169	119	117	114	153	147	88	158
Lagunas Norte [3]	236	237	242	204	217	227	237	224
Pierina [3]	88	106	102	136	150	84	32	27
Veladero [3]	161	211	201	144	159	174	160	193
777	153	124	135	125	142	84	96	130
Total Other	1,757	2,196	1,659	1,873	2,016	2,475	1,845	2,108
Total silver ounces sold	6,343	7,292	5,758	6,369	5,225	7,506	6,122	7,142
Gold ounces sold
Sudbury [4]	5,186	12,059	3,237	5,822	6,887	10,183	12,294	11,351
Salobo	54,645	71,683	67,198	50,478	63,007	73,646	50,043	45,396
Constancia	3,247	1,965	2,206	2,356	2,315	3,343	3,396	3,610
Other
Minto	1,763	2,020	4,603	6,988	9,902	15,445	11,110	19
777	5,132	6,568	5,304	6,321	6,286	6,314	8,220	10,381
Total Other	6,895	8,588	9,907	13,309	16,188	21,759	19,330	10,400
Total gold ounces sold	69,973	94,295	82,548	71,965	88,397	108,931	85,063	70,757
SEOs sold [5]	11,892	14,488	12,024	11,625	11,412	15,249	11,913	12,451
GEOs sold [5]	149,987	189,882	158,401	159,161	163,032	214,529	175,008	165,945
Cumulative payable silver ounces PBND [6]	4,820	4,515	5,257	4,152	3,967	3,224	3,783	2,999
Cumulative payable gold ounces PBND [6]	84,791	79,477	82,632	74,899	71,571	80,621	82,775	56,642
Gold / Silver Ratio [7]	79.3	76.3	75.9	73.0	70.0	71.1	68.1	75.0
1)	All figures in thousands except gold ounces sold.
2)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
3)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.

5)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

6)	Payable silver and gold ounces produced but not yet delivered ("PBND") are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [16]

Quarterly Financial Review

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Total silver ounces sold (000's)	6,343	7,292	5,758	6,369	5,225	7,506	6,122	7,142
Average realized silver price¹	$16.73	$16.75	$16.87	$17.09	$17.45	$16.95	$19.53	$17.18
Silver sales (000's)	$106,166	$122,168	$97,126	$108,814	$91,165	$127,210	$119,573	$122,711
Total gold ounces sold	69,973	94,295	82,548	71,965	88,397	108,931	85,063	70,757
Average realized gold price¹	$1,330	$1,277	$1,283	$1,263	$1,208	$1,205	$1,336	$1,267
Gold sales (000's)	$93,086	$120,378	$105,908	$90,870	$106,786	$131,281	$113,631	$89,640
Total sales (000's)	$199,252	$242,546	$203,034	$199,684	$197,951	$258,491	$233,204	$212,351
Average cash cost, silver [1,2]	$4.49	$4.48	$4.43	$4.51	$4.54	$4.59	$4.51	$4.46
Average cash cost, gold [1,2]	$399	$399	$396	$393	$391	$389	$390	$401
Average depletion, silver [1]	$4.42	$4.84	$5.13	$4.89	$4.91	$5.26	$5.45	$5.49
Average depletion, gold [1]	$418	$440	$391	$398	$433	$449	$477	$507
Net earnings (loss) (000's)	$68,123	$(137,712)	$66,578	$67,612	$61,224	$10,865	$82,986	$60,306
Earnings (loss) per share
Basic	$0.15	$(0.31)	$0.15	$0.15	$0.14	$0.02	$0.19	$0.14
Diluted	$0.15	$(0.31)	$0.15	$0.15	$0.14	$0.02	$0.19	$0.14
Adjusted net earnings [3] (000's)	$69,945	$82,323	$66,578	$66,624	$61,224	$81,865	$82,986	$60,306
Adjusted earnings per share [3]
Basic	$0.16	$0.19	$0.15	$0.15	$0.14	$0.19	$0.19	$0.14
Diluted	$0.16	$0.19	$0.15	$0.15	$0.14	$0.19	$0.19	$0.14
Cash flow from operations (000's)	$125,340	$165,083	$129,121	$124,681	$119,923	$174,702	$161,577	$134,267
Cash flow from operations per share [4]
Basic	$0.28	$0.37	$0.29	$0.28	$0.27	$0.40	$0.37	$0.31
Diluted	$0.28	$0.37	$0.29	$0.28	$0.27	$0.40	$0.37	$0.31
Dividends
Dividends declared (000's)	$39,852 ⁵	$39,815	$44,201	$30,926	$30,906 ⁶	$26,475	$22,049	$22,000
Dividends declared per share	$0.09	$0.09	$0.10	$0.07	$0.07	$0.06	$0.05	$0.05
Total assets (000's)	$5,637,727	$5,683,313	$5,935,686	$5,996,010	$6,085,709	$6,153,319	$6,326,032	$5,561,209
Total liabilities (000's)	$712,188	$783,649	$868,381	$965,282	$1,109,755	$1,213,331	$1,362,857	$721,982
Total shareholders' equity (000's)	$4,925,539	$4,899,664	$5,067,305	$5,030,728	$4,975,954	$4,939,988	$4,963,175	$4,839,227

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 30 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 31 of this MD&A.
5)	On March 21, 2018, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 20, 2018.
6)	On March 21, 2017, the Company declared dividends of $0.07 per common share for total dividends of $31 million, which was paid on April 21, 2017.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [17]

Results of Operations and Operational Review
The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito, Antamina and Other mines, the gold produced by the Sudbury, Salobo and Other mines and the silver and gold produced by the Constancia mine.

Three Months Ended March 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,606	1,372	$16.71	$4.32	$1.46	$22,921	$14,986	$16,994	$132,853
Peñasquito	1,450	1,227	16.81	4.17	2.96	20,620	11,878	15,504	399,624
Antamina	1,339	1,413	16.82	3.41	8.70	23,771	6,660	18,951	745,348
Constancia	646	574	16.68	5.90	7.14	9,579	2,087	6,190	257,700
Other [4]	2,387	1,757	16.65	5.26	3.42	29,275	14,023	20,023	517,131
	7,428	6,343	$16.73	$4.49	$4.42	$106,166	$49,634	$77,662	$2,052,656
Gold
Sudbury [5]	6,477	5,186	$1,331	$400	$795	$6,901	$702	$4,949	$375,864
Salobo	61,513	54,645	1,333	400	386	72,835	29,875	50,977	2,787,630
Constancia	3,315	3,247	1,328	400	374	4,311	1,798	3,012	120,837
Other [6]	8,352	6,895	1,311	389	405	9,039	3,564	5,150	29,025
	79,657	69,973	$1,330	$399	$418	$93,086	$35,939	$64,088	$3,313,356
Operating results						$199,252	$85,573	$141,750	$5,366,012
Corporate costs
General and administrative							$(9,757)	$(9,965)
Interest expense							(5,591)	(5,596)
Other							(2,587)	(849)
Income tax recovery							485	-
Total corporate costs							$(17,450)	$(16,410)	$271,715
							$68,123	$125,340	$5,637,727

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte,  Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended March 31, 2018 were as follows:
Three Months Ended March 31, 2018
	Gold / Silver Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	79.3	13,744	11,892	$ 16.75	$ 4.74	$ 12.01	$ 4.82	$ 7.19
Gold equivalent basis	79.3	173,340	149,987	$ 1,328	$ 376	$ 952	$ 382	$ 570

1)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [18]

Three Months Ended March 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	623	796	$17.56	$4.28	$1.46	$13,968	$9,398	$10,563	$139,410
Peñasquito	1,339	860	17.09	4.13	2.88	14,696	8,666	11,144	415,599
Antamina	1,464	1,170	17.08	3.46	9.81	19,977	4,455	19,988	804,330
Constancia	540	383	17.45	5.90	7.36	6,687	1,604	4,223	273,149
Other [4]	2,682	2,016	17.78	5.18	3.83	35,837	17,678	23,478	777,848
	6,648	5,225	$17.45	$4.54	$4.91	$91,165	$41,801	$69,396	$2,410,336
Gold
Sudbury [5]	9,182	6,887	$1,216	$400	$769	$8,374	$321	$5,593	$396,236
Salobo	58,009	63,007	1,216	400	381	76,628	27,432	51,426	2,880,842
Constancia	2,431	2,315	1,212	400	409	2,806	933	1,867	124,723
Other [6]	14,156	16,188	1,172	353	497	18,978	5,230	8,994	43,192
	83,778	88,397	$1,208	$391	$433	$106,786	$33,916	$67,880	$3,444,993
Operating results						$197,951	$75,717	$137,276	$5,855,329
Corporate costs
General and administrative							$(7,898)	$(10,472)
Interest expense							(6,373)	(6,389)
Other							(94)	(492)
Income tax expense							(128)	-
Total corporate costs							$(14,493)	$(17,353)	$230,380
							$61,224	$119,923	$6,085,709

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 while the Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended March 31, 2017 were as follows:

Three Months Ended March 31, 2017
	Gold / Silver Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	70.0	12,513	11,412	$ 17.35	$ 5.11	$ 12.24	$ 5.60	$ 6.64
Gold equivalent basis	70.0	178,766	163,032	$ 1,214	$ 358	$ 856	$ 392	$ 464
1)	The gold / silver ratio is the ratio of the average price of gold to the average price of silver per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [19]

Silver Production
For the three months ended March 31, 2018, attributable silver production was 7.4 million ounces relative to 6.6 million ounces for the comparable period in 2017, with the 0.8 million ounce increase being primarily attributable to the following factors:
•	983,000 ounce (158%) increase related to the San Dimas mine, where first quarter 2017 production was impacted by a strike initiated by the union at San Dimas on February 15, 2017;
•
111,000 ounce (8%) increase related to the Peñasquito mine which was primarily due to higher grades and recovery, partially offset by lower throughput which, as per Goldcorp's first quarter of 2018 MD&A, was due to ten days of planned shut downs during the month of February for mill relines and completing all tie-ins for the Pyrite Leach Project ("PLP"), which reduced the number of operating days for the mill; and

•	106,000 ounce (20%) increase related to silver production at the Constancia mine, due primarily to higher throughput; partially offset by
•	296,000 ounce (11%) decrease related to silver production at the Other mines, due primarily to the expiry of the Cozamin precious metal purchase agreement; and
•	125,000 ounce (9%) decrease related to the silver stream at the Antamina mine, primarily due to lower silver grades resulting from mine sequencing in the open pit.

Gold Production
For the three months ended March 31, 2018, attributable gold production was 79,700 ounces relative to 83,800 ounces for the comparable period in 2017, with the 4,100 ounce decrease being primarily attributable to the following factors:
•	5,800 ounce (41%) decrease related to gold production at the Other mines, due primarily to lower grades at Minto; and
•
2,700 ounce (29%) decrease related to the Sudbury mines which was primarily due to lower throughput which, as per Vale's first quarter of 2018 MD&A, was primarily due to the cessation of mining activities at the Stobie mine since the second quarter of 2017 coupled with the extended unscheduled maintenance at the Coleman mine which was in a maintenance shutdown since November 2017, returning to production in April 2018; partially offset by

•	3,500 ounce (6%) increase related to the Salobo mine, due primarily to higher grades, partially offset by lower recovery.

Net Earnings and Cash Flow from Operations
For the three months ended March 31, 2018, the net earnings and cash flow from operations were $68 million and $125 million, respectively, relative to $61 million and $120 million, respectively, for the comparable period in 2017, with the $7 million increase in net earnings being primarily attributable to the following factors:
Changes relative to production of silver and gold:
•	$6 million increase related to a 12% increase in payable silver ounces produced;
•	$2 million decrease related to a 5% decrease in payable gold ounces produced; and
•	$2 million increase related to the composition of mines from which silver and gold is produced.
Changes relative to silver and gold ounces produced but not yet delivered:
•	$4 million decrease as a result of the timing of shipments of stockpiled concentrate and doré.
Changes relative to other items:
•	$2 million decrease as a result of an increase in General and Administrative expenses as explained on page 21 of this MD&A ($1 million increase from a cash flow perspective);
•	$1 million increase as a result of a decrease in Interest Costs as explained on page 22 of this MD&A;
•
$7 million increase due to an increase in the operating margin per ounce, due primarily to a 10% increase in the average realized price per gold ounce sold and lower depletion rates per ounce of silver sold; and

•
$2 million decrease as a result of the change in fair value of the Kutcho convertible note receivable (no impact from a cash flow perspective) as explained on as more fully explained on page 14 of this MD&A.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [20]

Corporate Costs

	Three Months Ended March 31
(in thousands)	2018	2017
General and administrative	$ 9,757	$ 7,898
Interest expense	5,591	6,373
Income tax (recovery) expense	(485)	128
Other
Other income	(833)	(1,098)
Other expense	1,721	1,148
Unrealized fair value losses (gains), net	1,869	-
Foreign exchange (gain) loss	(170)	44
Total other corporate costs	$ 2,587	$ 94
Total corporate costs	$ 17,450	$ 14,493

General and Administrative

	Three Months Ended March 31
(in thousands)	2018	2017
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,592	$ 3,225
PSUs	184	(434)
Total salaries and benefits	$ 3,776	$ 2,791
Depreciation	240	242
Donations	699	382
Professional fees	1,361	661
Other	2,432	2,626
Cash settled general and administrative	$ 8,508	$ 6,702
Equity settled stock based compensation (a non-cash expense)	1,249	1,196
Total general and administrative	$ 9,757	$ 7,898

For the three months ended March 31, 2018, general and administrative expenses increased by $2 million relative to the comparable period in the previous year with the increase being primarily the result of an increase in consulting and legal costs coupled with higher accrued costs associated with the Company's performance share units ("PSUs").

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [21]

Other Income

	Three Months Ended March 31
(in thousands)	2018	2017
Dividend income	$ 20	$ 15
Interest income	565	61
Proceeds relative to the Mercator Minerals bankruptcy	-	1,022
Fees for contract amendments and reconciliations	248	-
Total other income	$ 833	$ 1,098

Proceeds relative to the Mercator Minerals bankruptcy
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States (the "Mercator Bankruptcy"). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

Other Expense

	Three Months Ended March 31
(in thousands)	2018	2017
Stand-by fees	$ 918	$ 641
Agency fees	50	50
Amortization of credit facility origination fees - undrawn facilities	230	161
Letter of guarantee	318	296
Share of losses of associate	201	-
Other	4	-
Total other expense	$ 1,721	$ 1,148

Interest Costs

	Three Months Ended March 31
(in thousands)	2018	2017
Average principle outstanding during period	$ 717,889	$ 1,107,200
Average effective interest rate during period	3.12%	2.30%
Total interest costs incurred during period	$5,591	$ 6,373

Unrealized fair value losses (gains), net

	Three Months Ended March 31
(in thousands)	2018	2017
Loss on fair value adjustment of Kutcho Convertible Note receivable	$ 1,770	$ -
Loss on fair value adjustment of share purchase warrants held	99	-
Total unrealized fair value losses (gains), net	$ 1,869	$ -

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [22]

Liquidity and Capital Resources1
As at March 31, 2018, the Company had cash and cash equivalents of $116 million (December 31, 2017 - $99 million) and debt outstanding under its $2 billion revolving term loan (the "Revolving Facility") of $663 million (December 31, 2017 - $770 million), resulting in a net debt position of $547 million (December 31, 2017 - $671million).

A summary of the Company's cash flow activity is as follows:

Three Months Ended March 31, 2018
During the three months ended March 31, 2018, the Company generated operating cash flows of $125 million compared with $120 million during the comparable period of 2017.

During the three months ended March 31, 2018 and 2017, the Company had net cash outflows from financing activities of $108 million and $130 million, respectively, which were primarily the result of repayments under the Company's Revolving Facility.

During the three months ended March 31, 2018 and March 31, 2017, the Company had virtually no cash flows from investing activities.

In the opinion of management, the $116 million of cash and cash equivalents as at March 31, 2018, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [23]

Contractual Obligations and Contingencies1
Silver and Gold Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]				Term of Agreement	Date of Original Contract
	Silver	Gold	Silver		Gold
San Dimas	100% ³	0% ³		$4.32	$	n/a	Life of Mine	15-Oct-04
Peñasquito	25%	0%		$4.17		n/a	Life of Mine	24-Jul-07
Salobo	0%	75%		n/a		$400	Life of Mine	28-Feb-13
Sudbury	0%	70%		n/a		$400	20 years	28-Feb-13
Antamina	33.75%	0%	variable ⁴			n/a	Life of Mine	3-Nov-15
Constancia	100%	50% ⁵		$5.90 ⁶		$400 ⁶	Life of Mine	8-Aug-12
Other
Los Filos	100%	0%		$4.34		n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%		$4.34		n/a	Life of Mine	8-Dec-04
Yauliyacu	100% ⁷	0%		$8.85 ⁸		n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%		$4.27 ⁹		n/a	Life of Mine	23-Apr-07
Minto	100%	100% ¹⁰		$4.18		$322 ¹¹	Life of Mine	20-Nov-08
Neves-Corvo	100%	0%		$4.22		n/a	50 years	5-Jun-07
Aljustrel	100% ¹²	0%		$4.06		n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$	variable ¹³		n/a	Life of Mine	2-Oct-08
Pascua-Lama	25%	0%		$3.90		n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%		$3.90		$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%		$4.00		n/a	Life of Mine	n/a ¹⁴
777	100%	50%		$6.08 ⁶		$412 ⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%		$3.90		$400	Life of Mine	11-Nov-13
Cotabambas	100% ¹⁵	25% ¹⁵		$5.90		$450	Life of Mine	21-Mar-16
Kutcho	100% ¹⁶	100% ¹⁶	$	variable ¹⁷		variable ¹⁷	Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	The above table is presented as at March 31, 2018, at which time the San Dimas silver purchase agreement with Primero was in effect. Effective May 10, 2018, the Company cancelled the existing Primero SPA and entered into a new San Dimas PMPA. Under the terms of the new agreement, the Company will be committed to purchase an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:1. The ongoing cash payment per ounce of gold delivered will be the lesser of $600 or the prevailing market price of gold. Note that if the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.
4)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina silver purchase agreement.
5)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
8)
Should the market price of silver exceed $20 per ounce, in addition to the $8.85 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.85 per ounce of silver delivered.

9)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
12)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
13)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
14)	Terms of the agreement not yet finalized.
15)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

16)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.
17)	The Company is committed to pay Kutcho 20% of the spot price of silver and gold for each ounce of silver and gold delivered under the Kutcho Early Deposit Agreement.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [24]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2018	2019 - 2021	2022 - 2023	After 2023	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$663,000	$-	$663,000	$-	$663,000
Interest [2]	17,680	77,023	30,207	-	124,910	-	124,910
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	4,500	2,500	-	8,500	126,000	134,500
Kutcho	7,000	-	-	-	7,000	58,000	65,000
Operating leases	962	3,312	1,762	1,173	7,209	-	7,209
Total contractual obligations	$27,142	$84,835	$697,469	$1,173	$810,619	$585,550	$1,396,169

1)	At March 31, 2018, the Company had $663 million drawn and outstanding on the Revolving Facility.
2)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2018 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $6 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $8 million to Panoro, spread over up to seven years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [25]

Kutcho
In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $3.5 million was paid subsequent to March 31, 2018. Once certain conditions have been met, the Company will advance an additional $3.5 million to Kutcho. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.
Other1
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the Canada Revenue Agency ("CRA") totaling $274 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, the Company posted security in the form of a letter of guarantee in the amount of $149 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. In March 2017 and 2018, additional letters of guarantee in the amounts of $8 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Company is currently in the discovery phase of the appeal, with a trial scheduled to commence mid-September 2019 for a two month period.
2011 – 2015 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2015 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2015 taxation years in connection with this audit.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect. Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [26]

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010 Taxation Years

Transfer pricing provisions of the Act should apply such that Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton's foreign subsidiaries.

		CRA has reassessed Wheaton and is seeking to increase Wheaton's income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton and is seeking to impose income tax of $156 million (Cdn$201 million).(2),(3)	Wheaton has posted security in the form of letters of guarantee totaling $165 million (Cdn$213 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2019.(3),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Trial scheduled to commence mid-September 2019 for a two month period.
2011-2015 Taxation Years	CRA commenced an audit of 2011-2015 taxation years. CRA has not issued a proposal or reassessment.	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $1.6 billion.(5)	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $337 million (Cdn$435 million).(5), (6)	N/A	Time to complete CRA audit unknown.
2016-2017 Taxation Years	Remains open to audit by CRA.	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $262 million.(5)	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $69 million (Cdn$89 million).(5), (7)	N/A	N/A

1)
For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.

2)
For the 2005-2010 taxation years, transfer pricing penalties of $55 million (Cdn$72 million) and interest and other penalties of $63 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $274 million (Cdn$353 million). Additional interest accruing to December 31, 2017 on the total amount reassessed is estimated at $34 million (Cdn$45 million) for the 2005-2010 taxation years.

3)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of $12 million and $14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively. Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years. However, interest and penalties of $1 million (Cdn$1.3 million) remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2015 taxation years.

4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under such precious metal purchase agreements is equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter.

6)
If CRA were to reassess the 2011-2015 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $161 million and interest (calculated to December 31, 2017) and other penalties of approximately $98 million may be applicable for the 2011-2015 taxation years.

7)
If CRA were to reassess the 2016-2017 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $26 million and interest (calculated to December 31, 2017) and other penalties of approximately $5 million may be applicable for the 2016-2017 taxation years.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [27]

The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. The Court has set a trial date of August 20, 2019, however on March 27, 2018, the court granted Plaintiff's motion for leave to file a Second Amended Complaint. In light of the amendment, the Company believes the current trial date of August 20, 2019 will be delayed to a future date.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton's March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Share Capital
During the three months ended March 31, 2018, there were no share purchase options exercised. During the three months ended March 31, 2017, the Company received cash proceeds of $1 million from the exercise of 40,050 share purchase options at a weighted average exercise price of Cdn$25.65 per option.

As of May 10, 2018, there were 443,175,876 outstanding common shares, 3,938,190 share purchase options, 403,941 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments
The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments (see page 11 of this MD&A) in addition to the Kutcho Convertible Note receivable (see page 14 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at March 31, 2018.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [28]

New Accounting Standards Effective 2018
IFRS 9 – Financial Instruments (amended 2014):
On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) ("IFRS 9 (2014)"). The Company had previously adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The adoption of IFRS 9 (2014) did not impact the accounting policies and methods of application relative to the Company's financial instruments.

IFRS 15 – Revenue from Contracts with Customers:
On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 requires entities to recognize revenue when 'control' of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the 'risks and rewards' of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its silver and gold credit sales and its silver and gold concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of the silver and gold and the transfer of control of the silver and gold occur at the same time. As such, no adjustment was required to the Company's consolidated financial statements as at January 1, 2017 or for the year ended December 31, 2017. Additionally, IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity of concentrate sold under the terms of the concentrate sales contracts are not significant and do not constrain the recognition of revenue.

Future Changes in Accounting Policies
The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, its leases will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

•
IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

Early adoption of the above standards is permitted.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [29]

Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) fees. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2018	2017
Net earnings	$68,123	$61,224
Add back (deduct):
Share in losses of associate	201	-
Loss on fair value adjustment of Kutcho Convertible Note receivable	1,770	-
Loss on fair value adjustment of share purchase warrants held	99	-
Fees for contract amendments and reconciliations	(248)	-
Adjusted net earnings	$69,945	$61,224
Divided by:
Basic weighted average number of shares outstanding	442,728	441,484
Diluted weighted average number of shares outstanding	443,181	441,955
Equals:
Adjusted earnings per share - basic	$0.16	$0.14
Adjusted earnings per share - diluted	$0.16	$0.14

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [30]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2018	2017
Cash generated by operating activities	$125,340	$119,923
Divided by:
Basic weighted average number of shares outstanding	442,728	441,484
Diluted weighted average number of shares outstanding	443,181	441,955
Equals:
Operating cash flow per share - basic	$0.28	$0.27
Operating cash flow per share - diluted	$0.28	$0.27

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2018	2017
Cost of sales	$113,679	$122,234
Less: depletion	(57,265)	(63,943)
Cash cost of sales	$56,414	$58,291
Cash cost of sales is comprised of:
Total cash cost of silver sold	$28,500	$23,701
Total cash cost of gold sold	27,914	34,590
Total cash cost of sales	$56,414	$58,291
Divided by:
Total silver ounces sold	6,343	5,225
Total gold ounces sold	69,973	88,397
Equals:
Average cash cost of silver (per ounce)	$4.49	$4.54
Average cash cost of gold (per ounce)	$399	$391

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [31]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2018	2017
Total sales:
Silver	$106,166	$91,165
Gold	$93,086	$106,786
Divided by:
Total silver ounces sold	6,343	5,225
Total gold ounces sold	69,973	88,397
Equals:
Average realized price of silver (per ounce)	$16.73	$17.45
Average realized price of gold (per ounce)	$1,330	$1,208
Less:
Average cash cost of silver [1] (per ounce)	$(4.49)	$(4.54)
Average cash cost of gold [1] (per ounce)	$(399)	$(391)
Equals:
Cash operating margin per silver ounce sold	$12.24	$12.91
As a percentage of realized price of silver	73%	74%
Cash operating margin per gold ounce sold	$931	$817
As a percentage of realized price of gold	70%	68%

1)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [32]

Subsequent Events
Declaration of Dividend
On May 10, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on May 25, 2018 and is expected to be distributed on or about June 7, 2018. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Investment in Tradewind Markets, Inc.
On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind, a financial technology company that uses blockchain to speed up and streamline digital gold trading. Tradewind has built a technology platform for digitizing the trading, settlement, and ownership of precious metals. The Tradewind platform combines exchange technology with Vaultchain™ Gold, Tradewind's blockchain technology tailored for precious metals.

Restructuring of San Dimas Precious Metal Purchase Agreement
On May 10, 2018, First Majestic announced that they had completed the previously disclosed acquisition all of the issued and outstanding common shares of Primero (the "Acquisition"). In connection with the Acquisition, the Goldcorp Guarantee was terminated in exchange for a payment of $10 million and the guarantee by Wheaton and certain of its subsidiaries to the lenders under Primero's revolving credit facility was also terminated. In addition, on May 10, 2018, the Company terminated the existing Primero SPA and entered into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the "San Dimas PMPA"). Under the terms of the new stream, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:11.

As consideration for terminating the existing Primero SPA, in addition to the new stream, the Company received 20,914,590 First Majestic common shares. (the "First Majestic Shares"). The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter. Upon termination of the existing Primero SPA, the Company will reflect a gain on the disposal of the Primero SPA and will reflect the San Dimas PMPA as a component of Other gold interests.

1 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [33]

Controls and Procedures

Disclosure Controls and Procedures
Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2018. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Wheaton's disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2018.

Internal Control Over Financial Reporting
The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the three months ended March 31, 2018 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2018.

Limitation of Controls and Procedures
The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [34]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2017, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,23)
As of December 31, 2017 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	88.2	35.4	100.2	40.6	26.4	34.5	128.8	32.5	134.7	75-80%
Heap Leach	2.1	22.6	1.5	0.3	13.9	0.1	2.4	21.5	1.7	22-28%
Antamina (33.75%) (10, 11,12)
Copper	39.2	7.0	8.8	66.2	8.0	17.0	105.3	7.6	25.8	71%
Copper-Zinc	21.9	18.0	12.7	54.3	13.0	22.7	76.3	14.4	35.4	71%
Constancia	488.4	3.0	47.7	80.3	3.3	8.6	568.7	3.1	56.3	70%
Neves-Corvo
Copper	6.2	37.7	7.5	22.9	34.0	25.0	29.1	34.8	32.5	24%
Zinc	5.2	79.1	13.3	25.2	62.0	50.2	30.4	65.0	63.5	30%
Yauliyacu (13)	1.8	121.8	7.1	4.9	146.0	23.0	6.7	139.5	30.0	83%
Zinkgruvan
Zinc	8.1	68.0	17.7	3.8	51.0	6.2	11.9	62.6	23.9	83%
Copper	4.4	25.0	3.5	0.9	29.0	0.8	5.3	25.7	4.3	70%
San Dimas (14)	1.2	363.5	14.1	2.8	279.3	25.5	4.1	304.4	39.7	94%
777	2.6	26.0	2.2	1.3	25.4	1.0	3.9	25.8	3.2	48%
Stratoni	-	-	-	0.5	178.0	2.8	0.5	178.0	2.8	80%
Minto	0.5	3.1	0.05	3.0	5.3	0.5	3.4	5.0	0.6	78%
Los Filos	14.4	3.4	1.6	47.0	13.2	19.9	61.4	10.9	21.5	5%
Veladero (11)	-	-	-	4.0	23.6	3.0	4.0	23.6	3.0	8%
Lagunas Norte (11)	-	-	-	3.0	4.0	0.4	3.0	4.0	0.4	34%
Rosemont (15)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (20,21)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (22)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			306.6			268.6			575.2
Gold
Salobo (75%) (10)	483.1	0.35	5.36	412.0	0.29	3.84	895.1	0.32	9.20	68%
Sudbury (70%) (11)	-	-	-	37.7	0.47	0.57	37.7	0.47	0.57	77%
Constancia (50%)	244.2	0.06	0.45	40.2	0.06	0.08	284.4	0.06	0.53	61%
777 (50%)	1.3	1.70	0.07	0.6	1.82	0.04	1.9	1.74	0.11	59%
Minto	0.5	0.25	0.004	3.0	0.63	0.06	3.4	0.58	0.06	77%
Toroparu (10%) (19,21)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (20,21)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (22)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.09			5.19			11.28

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [35]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,23)
As of December 31, 2017 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	29.4	29.1	27.5	33.2	25.0	26.7	62.6	26.9	54.2
Heap Leach	2.1	29.1	2.0	4.1	24.1	3.2	6.2	25.9	5.2
Antamina (33.75%) (10, 11,12)
Copper	18.2	7.0	4.1	111.7	9.0	32.3	129.9	8.7	36.4
Copper-Zinc	6.5	17.0	3.6	43.0	19.0	26.3	49.5	18.7	29.8
Constancia	186.5	2.4	14.2	186.8	2.2	13.1	373.3	2.3	27.3
Neves-Corvo
Copper	6.4	51.9	10.7	27.4	50.6	44.6	33.8	50.9	55.4
Zinc	9.9	57.4	18.3	67.5	52.8	114.5	77.4	53.3	132.8
Yauliyacu (13)	6.8	185.8	40.5	8.2	183.0	48.3	15.0	184.3	88.8
Zinkgruvan
Zinc	-	-	-	5.1	99.1	16.1	5.1	99.1	16.1
San Dimas (14)	0.7	426.9	9.5	1.2	224.2	8.8	1.9	297.2	18.3
777	-	-	-	0.7	26.2	0.6	0.7	26.2	0.6
Stratoni	-	-	-	0.20	186.0	1.18	0.2	186.0	1.2
Minto	3.4	3.4	0.4	9.3	5.0	1.5	12.6	4.5	1.8
Los Filos	44.7	4.4	6.3	274.5	9.7	85.5	319.2	9.0	91.9
Rosemont (15)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%) (16)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Aljustrel (17)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.9	500.0	14.6	0.9	500.0	14.6
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (18,21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (19,21)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Kutcho (20,21)	-	-	-	6.3	24.0	4.9	6.3	24.0	4.9
Total Silver			174.4			712.6			887.0
Gold
Salobo (75%) (10)	24.8	0.42	0.33	128.3	0.31	1.28	153.1	0.33	1.61
Sudbury (70%) (11)	-	-	-	5.5	0.28	0.05	5.5	0.28	0.05
Constancia (50%)	93.3	0.04	0.12	93.4	0.04	0.12	186.7	0.04	0.25
777 (50%)	-	-	-	0.4	1.82	0.02	0.4	1.82	0.02
Minto	3.4	0.40	0.04	9.3	0.57	0.17	12.6	0.53	0.21
Cotabambas (25%) (18,21)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Toroparu (10%) (19,21)	0.9	0.87	0.03	8.5	0.85	0.23	9.4	0.85	0.26
Kutcho (20,21)	-	-	-	6.3	0.28	0.06	6.3	0.28	0.06
Total Gold			0.53			2.15			2.67

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [36]

Attributable Inferred Resources (1,2,3,4,5,9,23)
As of December 31, 2017 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	5.9	18.8	3.6
Heap Leach	0.04	8.9	0.01
Antamina (33.75) (10, 11,12)
Copper	288.9	9.0	83.6
Copper-Zinc	70.1	15.0	33.8
Constancia	64.2	0.7	1.5
Neves-Corvo
Copper	10.1	35.0	11.4
Zinc	14.2	50.0	22.8
Yauliyacu (13)	4.1	285.0	37.6
Zinkgruvan
Zinc	9.4	81.0	24.6
Copper	0.2	25.0	0.2
San Dimas (14)	6.9	319.4	70.9
777	0.7	31.0	0.7
Stratoni	0.2	145.0	1.1
Minto	6.1	4.9	1.0
Los Filos	240.5	10.2	79.1
Rosemont (15)	68.7	1.7	3.7
Pascua-Lama (25%) (16)	3.8	17.8	2.2
Aljustrel (17)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	408.0	4.5
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (18,21)	605.3	2.3	45.4
Toroparu (50%) (19,21)	64.8	0.1	0.2
Kutcho (20,21)	5.8	23.2	4.3
Metates Royalty (22)	0.8	9.5	0.2
Total Silver			446.5
Gold
Salobo (75%) (10)	131.8	0.28	1.19
Sudbury (70%) (11)	4.7	0.88	0.13
Constancia (50%)	32.1	0.04	0.04
777 (50%)	0.3	1.72	0.02
Minto	6.1	0.51	0.10
Cotabambas (25%) (18,21)	151.3	0.17	0.84
Toroparu (10%) (19,21)	13.7	0.76	0.33
Kutcho (20,21)	5.8	0.24	0.04
Metates Royalty (22)	0.8	0.39	0.01
Total Gold			2.71

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [37]

Notes on Reserves & Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering)
both employees of the Company (the "Company's QPs").
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Antamina mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2017 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
c.
Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013 and Mineral Resources for the Lucky Queen, Flame & Moth, Onek and Bermingham projects as of January 3, 2017.

d.	Mineral Resources and Mineral Reserves for the Kutcho project are reported as of June 15, 2017.
e.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
f.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2017.
g.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.
h.
Mineral Resources and Mineral Reserves for the Toroparu project gold are reported as of March 31, 2013, Mineral Resources for the Toroparu project silver are reported as of September 1, 2014 and Mineral Resources for the Sona Hill project gold are reported as of February 22, 2017.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.84 per pound copper, $1.00 per pound zinc, $8.00 per pound molybdenum and $19.47 per ounce silver.
b.	Constancia mine - $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
c.
Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

d.	Lagunas Norte and Veladero mines - $1,200 per ounce gold and $16.50 per ounce silver.
e.	Los Filos mine - $1,200 per ounce gold.
f.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.00 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.
Neves-Corvo mine – 1.3% copper cut-off for the copper Mineral Reserves and 5.5% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

i.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $0.90 per pound lead and $1.05 per pound zinc.
j.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.
k.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
l.	San Dimas mine – 3.22 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
m.	Stratoni mine – 14.3% zinc equivalent cut-off assuming $8.14 per ounce silver, $1.09 per pound lead and $1.23 per pound zinc.
n.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $2.99 per pound copper, $1,300 per ounce platinum, $900 per ounce palladium and $13.61 per pound cobalt.
o.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
p.	Yauliyacu mine - $18.50 per ounce silver, $2.87 per pound copper, $0.91 per pound lead and $1.13 per pound zinc.
q.
Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Reserve and 1.5% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

r.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.
b.	Antamina mine - $3.30 per pound copper, $1.30 per pound zinc, $9.50 per pound molybdenum and $20.70 per ounce silver.
c.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [38]

i.	Bellekeno mine – Cdn$185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Lucky Queen, Onek, Flame and Moth and Bermingham – Cdn$185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.
iii.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Kutcho project – 1.0% copper cut-off assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.
g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
h.	Los Filos mine - $1,400 per ounce gold.
i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.
k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.
l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.10 per pound zinc.
n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.
o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
p.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
q.	Stratoni mine – $8.14 per ounce silver, $1.09 per pound lead and $1.23 per pound zinc.
r.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $2.99 per pound copper, $1,300 per ounce platinum, $900 per ounce palladium and $13.61 per pound cobalt.
s.
Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold for the Toroparu project and 0.31 grams per tonne gold cut-off assuming $1,400 per ounce gold for the Sona Hill project.

t.	Yauliyacu mine – $18.50 per ounce silver, $2.87 per pound copper and $0.91 per pound lead and $1.13 per pound zinc.
u.
Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

v.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.
10.
The scientific and technical information in these tables regarding the Peñasquito mine, the Antamina mine and the Constancia mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information form filed on March 23, 2018;
b.	Antamina – Glencore's December 31, 2017 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources); and
c.	Constancia – Hudbay's Annual Information Form for the year ended December 31, 2017 filed on March 29, 2018.
    The Company QP's have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, Antamina mine and Constancia mine, as well as, the Company's Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.
The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, and Antamina silver interests, in addition to the Sudbury gold interests, have been constrained to the production expected for the various contracts.

12.
The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

13.
The Yauliyacu silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

14.	Effective May 10, 2018, First Majestic announced that they had closed the previously announced acquisition of Primero. In connection with this acquisition, on May 10, 2018, the Company terminated the existing San Dimas silver purchase agreement (the "Primero SPA") and entered into a new San Dimas precious metal purchase agreement (the "San Dimas PMPA") with First Majestic. Under the terms of the new San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Attributable reserves and resources presented here reflect the 100% silver stream under the Primero SPA which was in effect at March 31, 2018. Under the revised San Dimas PMPA, attributable Proven and Probable Reserves will contain 9.9 million ounces of silver and 124,000 ounces of gold. Attributable Measured and Indicated Resources will contain 4.6 million ounces of silver and 70,000 ounces of gold. Attributable Inferred Resources will contain 17.7 million ounces of silver and 195,000 ounces of gold.
15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.
16.
On January 17, 2018, Chile's Superintendencia del Medio Ambiente (SMA) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. As a result, Barrick has reclassified Pascua-Lama's proven and probable gold reserves as measured and indicated resources. As a result, Wheaton has also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources.

17.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
18.
The Company's agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

19.
The Company's agreement with Sandspring is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

20.
The Company's agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver and gold production from the Kutcho project until 5.6 million ounces of silver and 51,000 ounces of gold have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

21.
The Company has the option in the Early Deposit agreements to terminate the agreement following the delivery of a feasibility study or, if feasibility study has not been delivered, within a required time frame.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [39]

22.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp.'s (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

23.
Silver and gold subject to the precious metal purchase agreements are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [40]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA;
•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
•	the proposed acquisition of the Minto mine;
•	the repayment of the Kutcho Convertible Note;
•	the ability of Barrick to advance the Pascua-Lama project as an underground mine;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton's production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA, not being completed;
•
First Majestic not being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•	Kutcho not being able to make payments under the Kutcho Convertible Note;
•	the acquisition of the Minto mine not being completed as proposed or at all;
•	Barrick not being able to advance the Pascua-Lama project as an underground mine;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton's precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [41]

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•
Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [42]

•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•	the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA will occur;
•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that the acquisition of the Minto mine will be completed as proposed;
•
that Barrick will be able to advance the Pascua-Lama project as an underground mine or that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [43]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2018	2017
Sales	6	$199,252	$197,951
Cost of sales
Cost of sales, excluding depletion		$56,414	$58,291
Depletion	12	57,265	63,943
Total cost of sales		$113,679	$122,234
Gross margin		$85,573	$75,717
Expenses
General and administrative [1]	7	$9,757	$7,898
Interest expense	18.1	5,591	6,373
Unrealized fair value losses (gains), net	10	1,869	-
Other income	8	(833)	(1,098)
Other expense	9	1,721	1,148
Foreign exchange (gain) loss		(170)	44
		$17,935	$14,365
Earnings before income taxes		$67,638	$61,352
Income tax recovery (expense)	24	485	(128)
Net earnings		$68,123	$61,224

Basic earnings per share		$0.15	$0.14
Diluted earnings per share		$0.15	$0.14
Weighted average number of shares outstanding
Basic	22	442,728	441,484
Diluted	22	443,181	441,955
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,249	$1,196

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [45]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2018	2017
Net earnings		$68,123	$61,224
Other comprehensive income
Items that will not be reclassified to net earnings
(Loss) gain on long-term investments - common shares held	17	$(3,128)	$3,563
Deferred income tax (expense) recovery	24	(458)	265
Total other comprehensive (loss) income		$(3,586)	$3,828
Total comprehensive income		$64,537	$65,052

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [46]

Condensed Interim Consolidated Balance Sheets

	Note	As at March 31	As at December 31
(US dollars in thousands - unaudited)		2018	2017
Assets
Current assets
Cash and cash equivalents		$115,568	$98,521
Accounts receivable	11	2,194	3,194
Other		1,496	1,700
Total current assets		$119,258	$103,415
Non-current assets
Silver and gold interests	12	$5,366,012	$5,423,277
Early deposit - silver and gold interests	13	21,739	21,722
Royalty interest	14	9,107	9,107
Long-term investments	17	92,505	95,732
Investment in associates	15	2,793	2,994
Convertible note receivable	16	14,007	15,777
Other		12,306	11,289
Total non-current assets		$5,518,469	$5,579,898
Total assets		$5,637,727	$5,683,313
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$7,645	$12,118
Dividends payable	19.2	39,852	-
Current portion of performance share units	21.1	49	-
Other		23	25
Total current liabilities		$47,569	$12,143
Non-current liabilities
Bank debt	18.1	$663,000	$770,000
Deferred income taxes	24	86	76
Performance share units	21.1	1,533	1,430
Total non-current liabilities		$664,619	$771,506
Total liabilities		$712,188	$783,649
Shareholders' equity
Issued capital	19	$3,473,443	$3,472,029
Reserves	20	73,197	77,007
Retained earnings		1,378,899	1,350,628
Total shareholders' equity		$4,925,539	$4,899,664
Total liabilities and shareholders' equity		$5,637,727	$5,683,313
Commitments and contingencies	18, 25

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [47]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2018	2017
Operating activities
Net earnings		$68,123	$61,224
Adjustments for
Depreciation and depletion		57,505	64,186
Amortization of credit facility origination fees:
Interest expense		129	200
Amortization of credit facility origination fees - undrawn facilities	9	230	161
Interest expense		5,462	6,173
Equity settled stock based compensation		1,249	1,196
Performance share units	21.1	184	(434)
Deferred income tax (recovery) expense	24	(507)	115
Loss on fair value adjustment of share purchase warrants held	17	99	-
Share in losses of associate	15	201	-
Fair value adjustment on convertible note receivable	16	1,770	-
Investment income recognized in net earnings		(585)	(76)
Other		(4)	(1,031)
Change in non-cash working capital	23	(3,103)	(5,463)
Cash generated from operations before interest paid and received		$130,753	$126,251
Interest paid		(5,596)	(6,389)
Interest received		183	61
Cash generated from operating activities		$125,340	$119,923
Financing activities
Bank debt repaid	18.1	$(107,000)	$(129,000)
Credit facility extension fees	18.1	(1,200)	(1,300)
Share purchase options exercised	20.2	149	722
Cash (used for) generated from financing activities		$(108,051)	$(129,578)
Investing activities
Early deposit - silver and gold interests	13	$(203)	$(879)
Proceeds on disposal of silver interest	8	-	1,022
Dividend income received		20	15
Other		(41)	(54)
Cash used for investing activities		$(224)	$104
Effect of exchange rate changes on cash and cash equivalents		$(18)	$5
Increase (decrease) in cash and cash equivalents		$17,047	$(9,546)
Cash and cash equivalents, beginning of period		98,521	124,295
Cash and cash equivalents, end of period		$115,568	$114,749

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [48]

Condensed Interim Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2017	441,456	$3,445,914	$83,077	$26,063	$3,669	$(57,508)	$55,301	$1,438,773	$4,939,988
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$61,224	$61,224
OCI [1]		-	-	-	-	3,828	3,828	-	3,828
Total comprehensive income		$-	$-	$-	$-	$3,828	$3,828	$61,224	$65,052
DIT [1] recovery (expense)		$(152)	$-	$-	$-	$-	$-	$-	$(152)
SBC [1] expense		-	-	982	214	-	1,196	-	1,196
Options [1] exercised	40	968	-	(192)	-	-	(192)	-	776
RSUs [1] released	21	483	-	-	(483)	-	(483)	-	-
Dividends (Note 19.2)		-	-	-	-	-	-	(30,906)	(30,906)
At March 31, 2017	441,517	$3,447,213	$83,077	$26,853	$3,400	$(53,680)	$59,650	$1,469,091	$4,975,954
Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(3,522)	$(3,522)
OCI [1]		-	-	-	-	13,633	13,633	-	13,633
Total comprehensive income		$-	$-	$-	$-	$13,633	$13,633	$(3,522)	$10,111
DIT [1] recovery (expense)		217	-	-	-	-	-	-	217
SBC [1] expense		-	-	2,055	1,800	-	3,855	-	3,855
Options [1] exercised	31	663	-	(109)	-	-	(109)	-	554
RSUs [1] released		22	-	-	(22)	-	(22)	-	-
Dividends	1,176	23,914	-	-	-	-	-	(114,941)	(91,027)
At December 31, 2017	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$68,123	$68,123
OCI [1]		-	-	-	-	(3,586)	(3,586)	-	(3,586)
Total comprehensive income		$-	$-	$-	$-	$(3,586)	$(3,586)	$68,123	$64,537
DIT [1] recovery (expense)		$(59)	$-	$-	$-	$-	$-	$-	$(59)
SBC [1] expense		-	-	651	598	-	1,249	-	1,249
RSUs [1] released	70	1,473	-	-	(1,473)	-	(1,473)	-	-
Dividends (Note 19.2)		-	-	-	-	-	-	(39,852)	(39,852)
At March 31, 2018	442,794	$3,473,443	$83,077	$29,450	$4,303	$(43,633)	$73,197	$1,378,899	$4,925,539
1) Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments; "Warrants" = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of silver and gold. Wheaton Precious Metals Corp. ("Wheaton" or the "Company"), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol WPM.

The Company has entered into 21 long-term purchase agreements (three of which are early deposit agreements), with 15 different mining companies, for the purchase of silver and/or gold ("precious metal purchase agreements") relating to 17 mining assets which are currently operating and 9 which are at various stages of development, located in 11 countries. Pursuant to the precious metal purchase agreements, Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2018 were authorized for issue as of May 10, 2018 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2018 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Significant Accounting Policies
3.1.	New Accounting Standards Effective in 2018

IFRS 9 – Financial Instruments (amended 2014):
On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) ("IFRS 9 (2014)"). The Company had previously adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The adoption of IFRS 9 (2014) did not impact the accounting policies and methods of application relative to the Company's financial instruments.

IFRS 15 – Revenue from Contracts with Customers:
On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 requires entities to recognize revenue when 'control' of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the 'risks and rewards' of the goods or services transfer to the customer.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

 The Company concluded there is no change in the timing of revenue recognition of its silver and gold credit sales and its silver and gold concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of the silver and gold and the transfer of control of the silver and gold occur at the same time. As such, no adjustment was required to the Company's consolidated financial statements as at January 1, 2017 or for the year ended December 31, 2017. Additionally, IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity of concentrate sold under the terms of the concentrate sales contracts are not significant and do not constrain the recognition of revenue.

3.2.	Future Changes in Accounting Policies
The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2019:
•
IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, its leases will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

•
IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

Early adoption of the above standards is permitted.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company's condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Silver and gold interests are significant assets of the Company, with a carrying value of $5.4 billion at March 31, 2018. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

4.2.	Depletion
The Company's silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been extremely volatile over the past several years and should price levels decline in the future for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment. Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 20.2, 20.3, and 21.1, respectively.

4.5.	Valuation of Convertible Note Receivable
As more fully described in Note 16, the Company measures the Kutcho Convertible Note receivable at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

4.6.	Valuation of Minto Derivative Liability
As more fully described in Note 5.3, the Company's Minto precious metal purchase agreement has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency ("CRA") in respect of the Company's international transactions covering the 2005 to 2010 taxation years and an audit of the Company's international transactions covering the 2011 to 2015 taxation years. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur. Refer to Note 25 for more information.

Critical Accounting Judgments

4.8.	Functional Currency
The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Significant Influence over Kutcho
Note 15 describes Kutcho Copper Corp. ("Kutcho") as an associate though the Company only owns a 13% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 25 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Fair Value Measurements
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2018
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$115,568	$115,568	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	1,243	-	1,243	-
Long-term investments - common shares held	92,480	92,480	-	-
Long-term investments - warrants held	25	-	25	-
Convertible note receivable	14,007	-	-	14,007
	$223,323	$208,048	$1,268	$14,007

	December 31, 2017
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$98,521	$98,521	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	1,398	-	1,398	-
Long-term investments - common shares held	95,608	95,608	-	-
Long-term investments - warrants held	124	-	124	-
Convertible note receivable	15,777	-	-	15,777
	$211,428	$194,129	$1,522	$15,777

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company's bank debt (Note 18.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents
The Company's cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held
The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates
The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Long-Term Investments in Warrants Held
The fair value of the Company's long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company's results.

5.3.	Valuation Techniques for Level 3 Assets

Convertible Note Receivable
The fair value of the Kutcho Convertible Note receivable (Note 16), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

As the expected volatility and market interest rate are not observable inputs, the Kutcho Convertible Note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Unrealized Fair Value Losses (Gains), Net (Note 10).

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 15% and has used an implied volatility of 30% in valuing the convertibility feature. If (i) the market interest rate used had been 2% lower or higher at the respective balance sheet date; or (ii) the implied volatility used had been 10% higher or lower at the respective balance sheet date, then the value of the Kutcho Convertible Note receivable would have increased or decreased by approximately $1 million.

Minto Derivative Liability
In October 2017, in order to incentivize Capstone to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At March 31, 2018 and December 31, 2017, the Company estimated the fair value of this derivative liability to be $NIL as the long-term outlook for copper based on a consensus derived from a number of sources including analysts and other market observers exceeds $2.50 per pound over the duration of the anticipated remaining mine life.

6.	Revenue

	Three Months Ended March 31
(in thousands)	2018		2017
Sales
Silver
Silver credit sales	$94,489	47%	$74,430	38%
Concentrate sales	11,677	6%	16,735	8%
	$106,166	53%	$91,165	46%
Gold
Gold credit sales	$90,857	46%	$95,499	48%
Concentrate sales	2,229	1%	11,287	6%
	$93,086	47%	$106,786	54%
Total sales revenue	$199,252	100%	$197,951	100%

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Silver and Gold Credit Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that control of the silver or gold is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at March 31, 2018 or December 31, 2017. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the silver or gold is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

7.	General and Administrative

		Three Months Ended March 31
(in thousands)	Note	2018	2017
Salaries and benefits
Salaries and benefits, excluding PSUs		$3,592	$3,225
PSUs [1]	21.1	184	(434)
Total salaries and benefits		$3,776	$2,791
Depreciation		240	242
Donations		699	382
Professional fees		1,361	661
Other		2,432	2,626
Cash settled general and administrative		$8,508	$6,702
Equity settled stock based compensation [2]
Stock options	20.2	$651	$982
RSUs	20.3	598	214
Total equity settled stock based compensation		$1,249	$1,196
Total general and administrative		$9,757	$7,898

1)
The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 35% during the three months ended March 31, 2018 as compared to 17% during the comparable period of 2017.

2)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

8.	Other Income

	Three Months Ended March 31
(in thousands)	2018	2017
Dividend income	$20	$15
Interest income	565	61
Proceeds relative to the Mercator Minerals bankruptcy	-	1,022
Fees for contract amendments and reconciliations	248	-
Total other income	$833	$1,098

Proceeds relative to the Mercator Minerals bankruptcy
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States (the "Mercator Bankruptcy"). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

9.	Other Expense

		Three Months Ended March 31
(in thousands)	Note	2018	2017
Stand-by fees	18.1	$918	$641
Agency fees	18.1	50	50
Amortization of credit facility origination fees - undrawn facilities	18.1	230	161
Letter of guarantee	18.2	318	296
Share of losses of associate	15	201	-
Other		4	-
Total other expense		$1,721	$1,148

10.	Unrealized Fair Value Losses (Gains), Net

		Three Months Ended March 31
(in thousands)	Note	2018	2017
Loss on fair value adjustment of convertible note receivable	16	$1,770	$-
Loss on fair value adjustment of share purchase warrants held	17	99	-
Total unrealized fair value losses (gains), net		$1,869	$-

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

11.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2018	2017
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,243	$1,398
Other accounts receivables		951	1,796
Total accounts receivable		$2,194	$3,194

12.	Silver and Gold Interests

	Three Months Ended March 31, 2018
	Cost			Accumulated Depletion & Impairment [4]			Carrying Amount Mar 31, 2018
(in thousands)	Balance Jan 1, 2018	Additions	Balance Mar 31, 2018	Balance Jan 1, 2018	Depletion	Balance Mar 31, 2018
Silver interests
San Dimas	$190,331	$-	$190,331	$(55,469)	$(2,009)	$(57,478)	$132,853
Peñasquito	524,626	-	524,626	(121,376)	(3,626)	(125,002)	399,624
Antamina	900,343	-	900,343	(142,705)	(12,290)	(154,995)	745,348
Constancia	302,948	-	302,948	(41,145)	(4,103)	(45,248)	257,700
Other [1]	1,282,837	-	1,282,837	(759,702)	(6,004)	(765,706)	517,131
	$3,201,085	$-	$3,201,085	$(1,120,397)	$(28,032)	$(1,148,429)	$2,052,656
Gold interests
Sudbury [2]	$623,864	$-	$623,864	$(243,876)	$(4,124)	$(248,000)	$375,864
Salobo	3,059,876	-	3,059,876	(251,144)	(21,102)	(272,246)	2,787,630
Constancia	136,058	-	136,058	(14,007)	(1,214)	(15,221)	120,837
Other [3]	402,232	-	402,232	(370,414)	(2,793)	(373,207)	29,025
	$4,222,030	$-	$4,222,030	$(879,441)	$(29,233)	$(908,674)	$3,313,356
	$7,423,115	$-	$7,423,115	$(1,999,838)	$(57,265)	$(2,057,103)	$5,366,012

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests in addition to the Lagunas Norte, Pierina, Veladero silver interests, all of which expired on March 31, 2018.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)
Includes cumulative impairment charges to March 31, 2018 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Year Ended December 31, 2017
Cost					Accumulated Depletion & Impairment [5]					Carrying Amount Dec 31, 2017
(in thousands)	Balance Jan 1, 2017	Reductions²	Disposal¹	Balance Dec 31, 2017	Balance Jan 1, 2017	Depletion	Disposal¹	Impairment	Balance Dec 31, 2017
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(49,756)	$(5,713)	$-	$-	$(55,469)	$134,862
Peñasquito	524,626	-	-	524,626	(106,549)	(14,827)	-	-	(121,376)	403,250
Antamina	900,343	-	-	900,343	(84,537)	(58,168)	-	-	(142,705)	757,638
Constancia	302,948	-	-	302,948	(26,977)	(14,168)	-	-	(41,145)	261,803
Other [1]	1,329,731	(4,935)	(41,959)	1,282,837	(544,161)	(28,820)	41,959	(228,680)	(759,702)	523,135
	$3,247,979	$(4,935)	$(41,959)	$3,201,085	$(811,980)	$(121,696)	$41,959	$(228,680)	$(1,120,397)	$2,080,688
Gold interests
Sudbury [3]	$623,864	$-	$-	$623,864	$(222,329)	$(21,547)	$-	$-	$(243,876)	$379,988
Salobo	3,059,876	-	-	3,059,876	(155,041)	(96,103)	-	-	(251,144)	2,808,732
Constancia	136,058	-	-	136,058	(10,388)	(3,619)	-	-	(14,007)	122,051
Other [4]	402,232	-	-	402,232	(350,999)	(19,415)	-	-	(370,414)	31,818
	$4,222,030	$-	$-	$4,222,030	$(738,757)	$(140,684)	$-	$-	$(879,441)	$3,342,589
	$7,470,009	$(4,935)	$(41,959)	$7,423,115	$(1,550,737)	$(262,380)	$41,959	$(228,680)	$(1,999,838)	$5,423,277

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 and the fully depleted value of this contract has been reflected as a disposal.

2)
On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017, Alexco issued 3 million shares to Wheaton which had a fair value of $5 million. The fair value of these shares have been reflected as a reduction to the cost base of the Keno Hill silver interest.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)
Includes cumulative impairment charges to December 31, 2017 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2018			December 31, 2017
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$36,102	$96,751	$132,853	$38,110	$96,752	$134,862
Peñasquito	295,096	104,528	399,624	293,968	109,282	403,250
Antamina	388,950	356,398	745,348	380,738	376,900	757,638
Constancia	242,452	15,248	257,700	240,950	20,853	261,803
Other [1]	101,255	415,876	517,131	90,366	432,769	523,135
	$1,063,855	$988,801	$2,052,656	$1,044,132	$1,036,556	$2,080,688
Gold interests
Sudbury [2]	$317,442	$58,422	$375,864	$315,421	$64,567	$379,988
Salobo	2,252,861	534,769	2,787,630	2,224,133	584,599	2,808,732
Constancia	111,694	9,143	120,837	112,432	9,619	122,051
Other [3]	29,025	-	29,025	31,818	-	31,818
	$2,711,022	$602,334	$3,313,356	$2,683,804	$658,785	$3,342,589
	$3,774,877	$1,591,135	$5,366,012	$3,727,936	$1,695,341	$5,423,277

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 while the Lagunas Norte, Pierina, Veladero silver interests expired on March 31, 2018.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

13.	Early Deposit – Silver and Gold Interests
Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Silver and Gold Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Silver	Gold	Term of Agreement
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	50%	10%	Life of Mine
Cotabambas	Panoro	Peru	5,500	134,500	140,000	100% ³	25% ³	Life of Mine
Kutcho	Kutcho	Canada	-	65,000	65,000	100% ⁴	100% ⁴	Life of Mine
			$21,000	$337,500	$358,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.

14.	Royalty Interest
On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

15.	Investment in Associate
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement (Note 12), the Company participated in an equity financing undertaken by Kutcho Copper Corp. ("Kutcho") acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the "Kutcho Convertible Note") (see Note 15).

As at January 31, 2018, Kutcho had 47,770,378 shares issued and outstanding, resulting in Wheaton owning approximately 13% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 36% of Kutcho (45% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho's profit or loss based on Wheaton's ownership interest in Kutcho on a non-diluted basis. As Kutcho's fiscal year end is April 30, Wheaton has reported its share of Kutcho's loss relative to Kutcho's third quarter ended January 31, 2018.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company's net earnings during 2018 is presented below:

(in thousands)	Carrying Amount at Mar 31, 2018	Share of Associate Losses in Net Earnings for the Three Months Ended Mar 31, 2018	Carrying Amount at Dec 31, 2017
Investment in Associate - Kutcho	$ 2,793	$ (201)	$ 2,994

16.	Convertible Note Receivable
Kutcho
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho's option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company's net earnings during the three months ended March 31, 2018 is presented below:

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018	Fair Value at Dec 31, 2017
Convertible Note Receivable - Kutcho	$ 14,007	$ (1,770)	$ 15,777

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

17.	Long-Term Investments

	March 31	December 31
(in thousands)	2018	2017
Common shares held	$92,480	$95,608
Warrants held	25	124
	$92,505	$95,732

Common Shares Held

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2018	Fair Value at Dec 31, 2017
Bear Creek	$ 23,661	$ 2,303	$ 21,358
Sabina	14,337	(6,834)	21,171
Arizona Mining	31,410	3,829	27,581
Other	23,072	(2,426)	25,498
Total common shares held	$ 92,480	$ (3,128)	$ 95,608

(in thousands)	Fair Value at Mar 31, 2017	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2017
Bear Creek	$ 22,701	$ (516)
Sabina	13,525	4,985
Arizona Mining	16,139	(2,110)
Other	15,820	1,204
Total common shares held	$ 68,185	$ 3,563

Warrants Held

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018	Fair Value at Dec 31, 2017
Warrants held - Kutcho	$ 25	$ (99)	$ 124

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Unrealized Fair Value Losses (Gains), Net. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

18.	Credit Facilities

18.1.	Bank Debt

	March 31	December 31
(in thousands)	2018	2017
Current portion	$-	$-
Long-term portion	663,000	770,000
Gross bank debt outstanding [1]	$663,000	$770,000

1)	There is $7 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

	Three Months Ended March 31
(in thousands)	2018	2017
Interest Expense During Period
Average principle outstanding during period	$717,889	$1,107,200
Average effective interest rate during period	3.12%	2.30%
Total interest expense incurred during period	$5,591	$6,373

On February 27, 2018, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2023. The Company incurred fees of $1.2 million in relation to this extension.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at March 31, 2018.

At the Company's option, amounts drawn under the Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

18.2.	Letters of Guarantee
As more fully disclosed in Note 25, on March 15, 2016, the Company entered into a Letter of Guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of $149 million (Cdn$192 million). On March 15, 2017 and 2018, additional letters of guarantee in the amount of $8 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Letters of Guarantee, which renew annually and have no set expiry date, carry an annual fee of 100 basis points.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

19.	Issued Capital

	Note	March 31	December 31
(US dollars in thousands)		2018	2017
Issued capital
Share capital issued and outstanding: 442,794,484 common shares (December 31, 2017: 442,724,309 common shares)	19.1	$3,473,443	$3,472,029

19.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2018, the Company had no preference shares outstanding.

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2017 to March 31, 2018 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2017	441,456,217
Share purchase options exercised [1]	40,050	Cdn$25.65
Restricted share units released [1]	20,750	$0.00
At March 31, 2017	441,517,017
Share purchase options exercised [1]	30,550	Cdn$23.76
Restricted share units released [1]	1,225	Cdn$0.00
Dividend reinvestment plan [2]	1,175,517	US$20.34
At December 31, 2017	442,724,309
Restricted share units released [1]	70,175	$0.00
At March 31, 2018	442,794,484

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common  shares on the five trading days preceding the dividend payment date, less a discount of 3%.

19.2.	Dividends Declared

	Three Months Ended March 31
	2018	2017
Dividends declared per share	$0.09	$0.07
Average number of shares eligible for dividend	442,794	441,517
Total dividends declared	$39,852	$30,906

1)	US dollars and shares in thousands, except per share amounts.
2)	As at March 31, 2018, cumulative dividends of $798 million have been declared by the Company.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

20.	Reserves

	Note	March 31	December 31
(in thousands)		2018	2017
Reserves
Share purchase warrants	20.1	$83,077	$83,077
Share purchase options	20.2	29,450	28,799
Restricted share units	20.3	4,303	5,178
Long-term investment revaluation reserve, net of tax	20.4	(43,633)	(40,047)
Total reserves		$73,197	$77,007

20.1.	Share Purchase Warrants
The Company's share purchase warrants ("warrants") are presented below:
	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company's common shares.

20.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31
	2018	2017
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$26.24	Cdn$27.51
Expected dividend yield	1.73%	1.14%
Expected volatility	35%	36%
Risk-free interest rate	1.91%	0.92%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$5.49	Cdn$5.87
Number of options issued during the period	545,330	485,100
Total fair value of options issued (000's)	$ 2,328	$ 2,135

A continuity schedule of the Company's share purchase options reserve from January 1, 2017 to March 31, 2018 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2017	$26,063
Recognition of fair value of share purchase options issued	982
Share purchase options exercised	(192)
At March 31, 2017	$26,853
Recognition of fair value of share purchase options issued	2,055
Share purchase options exercised	(109)
At December 31, 2017	$28,799
Recognition of fair value of share purchase options issued	651
At March 31, 2018	$29,450

At March 31, 2018, there were 3,948,590 share purchase options outstanding with a weighted average exercise price of Cdn$25.50 per option. For the comparable period in 2017, there were 4,507,450 share purchase options outstanding with a weighted average exercise price of Cdn$27.32 per option.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding share purchase options from January 1, 2017 to March 31, 2018 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2017	4,097,400	Cdn$27.36
Granted (fair value - $2 million or Cdn$5.87 per option)	485,100	27.51
Exercised	(40,050)	25.65
Expired	(35,000)	32.40
At March 31, 2017	4,507,450	Cdn$27.32
Granted (fair value - $0.1 million or Cdn$5.54 per option)	23,260	24.38
Exercised	(30,550)	23.76
Forfeited	(6,500)	27.51
Expired	(261,400)	34.97
At December 31, 2017	4,232,260	Cdn$26.71
Granted (fair value - $2 million or Cdn$5.49 per option)	545,330	26.24
Expired	(829,000)	32.75
At March 31, 2018	3,948,590	Cdn$25.50

There were no share purchase options exercised during the three months ended March 31, 2018. During the three months ended March 31, 2017, the weighted average share price at the time of exercise was Cdn$27.47.

20.3.	Restricted Share Units ("RSUs")
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company's Board of Directors or the Company's Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

A continuity schedule of the Company's restricted share units reserve from January 1, 2017 to March 31, 2018 is presented below:
(in thousands)	Restricted Share Units Reserve
At January 1, 2017	$ 3,669
Recognition of fair value of RSUs issued	214
Restricted share units released	(483)
At March 31, 2017	$ 3,400
Recognition of fair value of RSUs issued	1,800
Restricted share units released	(22)
At December 31, 2017	$ 5,178
Recognition of fair value of RSUs issued	598
Restricted share units released	(1,473)
At March 31, 2018	$ 4,303

During the three months ended March 31, 2018, the Company issued 160,270 RSUs with a fair value of $3 million or Cdn$26.24 per RSU. For the same period in 2017, the Company issued 140,410 RSUs with a fair value of $3 million or Cdn$27.51 per RSU.

As of March 31, 2018, there were 403,941 RSUs outstanding. For the comparable period in 2017, there were 311,041 RSUs outstanding.

20.4.	Long-Term Investment Revaluation Reserve
The Company's long-term investments in common shares (Note 17) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2017 to March 31, 2018 is presented below:
	Change in Fair Value Due To:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2017	$ (69,541)	$ 12,879	$ (846)	$ (57,508)
Unrealized gain (loss) on LTIs [1]	3,093	470	265	3,828
At March 31, 2017	$ (66,448)	$ 13,349	$ (581)	$ (53,680)
Unrealized gain (loss) on LTIs [1]	10,488	4,501	(1,356)	13,633
At December 31, 2017	$ (55,960)	$ 17,850	$ (1,937)	$ (40,047)
Unrealized gain (loss) on LTIs [1]	(700)	(2,428)	(458)	(3,586)
At March 31, 2018	$ (56,660)	$ 15,422	$ (2,395)	$ (43,633)

1)	LTIs refers to long-term investments in common shares held.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

21.	Stock Based Compensation
The Company's stock based compensation consists of share purchase options (Note 20.2), restricted share units (Note 20.3) and performance share units (Note 21.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

21.1.	Performance Share Units ("PSUs")
The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of silver and gold.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended March 31, 2018, the Company issued 218,670 PSUs as compared to 196,160 PSUs during the comparable period of the previous year.

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2017 to March 31, 2018 is presented below:

Number of PSUs Outstanding
At January 1, 2017	717,564
Granted	196,160
Paid [1]	(271,810)
At March 31, 2017	641,914
Granted	11,060
Dividend equivalent participation	10,304
Paid [1]	(3,629)
Forfeited	(3,050)
At December 31, 2017	656,599
Granted	218,670
Paid [1]	(221,663)
At March 31, 2018	653,606
1) The PSUs paid out during the period had a performance factor of 0% resulting in a cash disbursement of $Nil.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

22.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company's common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2018	2017
Basic weighted average number of shares outstanding	442,728	441,484
Effect of dilutive securities
Share purchase options	134	270
Restricted share units	319	201
Diluted weighted average number of shares outstanding	443,181	441,955

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$25.99, compared to Cdn$27.50 for the comparable period in 2017.

	Three Months Ended March 31
(in thousands)	2018	2017
Share purchase options	2,013	1,632
Share purchase warrants	10,000	10,000
Total	12,013	11,632

23.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2018	2017
Change in non-cash working capital
Accounts receivable	$851	$(949)
Accounts payable and accrued liabilities	(4,158)	(4,582)
Other	204	68
Total change in non-cash working capital	$(3,103)	$(5,463)

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

24.	Income Taxes
Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2018	2017
Current income tax expense related to foreign jurisdictions	$22	$13
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$1,046	$767
Reversal of write down of previously recognized temporary differences	(1,553)	(652)
Total deferred income tax expense (recovery)	$(507)	$115
Income tax (recovery) expense recognized in net earnings	$(485)	$128

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended March 31
(in thousands)	2018	2017
Deferred income tax expense (recovery) related to LTIs - common shares held	$458	$(265)
Deferred income tax expense (recovery) recognized in OCI	$458	$(265)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31
(in thousands)	2018	2017
Deferred income tax expense (recovery) related to:
Write down of previously recognized temporary differences	59	152
Deferred income tax expense (recovery) recognized in equity	$59	$152

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2018	2017
Earnings before income taxes	$67,638	$61,352
Canadian federal and provincial income tax rates [1]	27.00%	26.00%
Income tax expense based on above rates	$18,262	$15,952
Non-deductible stock based compensation and other	787	491
Differences in tax rates in foreign jurisdictions	(20,161)	(17,072)
Current period unrecognized temporary differences	2,180	1,409
Write down (reversal of write down) of previously recognized temporary differences	(1,553)	(652)
Income tax (recovery) expense	$(485)	$128
1)	Effective January 1, 2018, the BC corporate tax rate increased from 11% to 12%, resulting in the Company's statutory tax rate increasing to 27% for years 2018 and beyond.

The majority of the Company's income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax. Refer to Note 25 for more information.

The recognized deferred income tax assets and liabilities are offset on the balance sheet. The movement in deferred income tax assets and liabilities for the three months ended March 31, 2018 and the year ended December 31, 2017 is shown below:

	Three Months Ended March 31, 2018
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,848	$152	$-	$21	$4,021
Capital losses	1,965	429	-	-	2,394
Other	147	14	-	-	161
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Financing fees	(375)	(107)	-	(80)	(562)
Convertible note receivable	(29)	29	-	-	-
Long-term investments	(1,937)	-	(458)	-	(2,395)
Silver and gold interests	(3,532)	-	-	-	(3,532)
Other	(76)	(10)	-	-	(86)
Total	$(76)	$507	$(458)	$(59)	$(86)

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

	Year Ended December 31, 2017
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,508	$299	$-	$41	$3,848
Capital losses	846	1,119	-	-	1,965
Other	43	104	-	-	147
Deferred tax liabilities
Interest capitalized for accounting	(84)	(3)	-	-	(87)
Financing fees	173	(572)	-	24	(375)
Convertible note receivable	-	(29)	-	-	(29)
Long-term investments	(846)	-	(1,091)	-	(1,937)
Silver and gold interests	(3,640)	108	-	-	(3,532)
Other	(262)	186	-	-	(76)
Total	$(262)	$1,212	$(1,091)	$65	$(76)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
	2018	2017
Non-capital losses	$34,898	$32,388
Financing fees	6,839	7,451
Silver and gold interests	69,505	70,514
Other	1,370	1,366
Capital losses	9,927	10,356
Convertible note receivable	210	-
Unrealized losses on long-term investments	8,721	7,828
Total	$131,470	$129,903

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

25.	Commitments and Contingencies
Silver and Gold Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]				Term of Agreement	Date of Original Contract
	Silver	Gold	Silver		Gold
San Dimas	100% ³	0% ³		$4.32	$	n/a	Life of Mine	15-Oct-04
Peñasquito	25%	0%		$4.17		n/a	Life of Mine	24-Jul-07
Salobo	0%	75%		n/a		$400	Life of Mine	28-Feb-13
Sudbury	0%	70%		n/a		$400	20 years	28-Feb-13
Antamina	33.75%	0%	variable ⁴			n/a	Life of Mine	3-Nov-15
Constancia	100%	50% ⁵		$5.90 ⁶		$400 ⁶	Life of Mine	8-Aug-12
Other
Los Filos	100%	0%		$4.34		n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%		$4.34		n/a	Life of Mine	8-Dec-04
Yauliyacu	100% ⁷	0%		$8.85 ⁸		n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%		$4.27 ⁹		n/a	Life of Mine	23-Apr-07
Minto	100%	100% ¹⁰		$4.18		$322 ¹¹	Life of Mine	20-Nov-08
Neves-Corvo	100%	0%		$4.22		n/a	50 years	5-Jun-07
Aljustrel	100% ¹²	0%		$4.06		n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$	variable ¹³		n/a	Life of Mine	2-Oct-08
Pascua-Lama	25%	0%		$3.90		n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%		$3.90		$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%		$4.00		n/a	Life of Mine	n/a ¹⁴
777	100%	50%		$6.08 ⁶		$412 ⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%		$3.90		$400	Life of Mine	11-Nov-13
Cotabambas	100% ¹⁵	25% ¹⁵		$5.90		$450	Life of Mine	21-Mar-16
Kutcho	100% ¹⁶	100% ¹⁶	$	variable ¹⁷		variable ¹⁷	Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	The above table is presented as at March 31, 2018, at which time the San Dimas silver purchase agreement with Primero was in effect. Effective May 10, 2018, the Company cancelled the existing San Dimas silver purchase agreement and entered into a new San Dimas precious metal purchase agreement. Under the terms of the new agreement, the Company will be committed to purchase an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:1. The ongoing cash payment per ounce of gold delivered will be the lesser of $600 or the prevailing market price of gold. Note that if the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.
4)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina silver purchase agreement.
5)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
8)
Should the market price of silver exceed $20 per ounce, in addition to the $8.85 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.85 per ounce of silver delivered.

9)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
12)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
13)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
14)	Terms of the agreement not yet finalized.
15)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

16)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.
17)	The Company is committed to pay Kutcho 20% of the spot price of silver and gold for each ounce of silver and gold delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2018	2019 - 2021	2022 - 2023	After 2023	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$663,000	$-	$663,000	$-	$663,000
Interest [2]	17,680	77,023	30,207	-	124,910	-	124,910
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	4,500	2,500	-	8,500	126,000	134,500
Kutcho	7,000	-	-	-	7,000	58,000	65,000
Operating leases	962	3,312	1,762	1,173	7,209	-	7,209
Total contractual obligations	$27,142	$84,835	$697,469	$1,173	$810,619	$585,550	$1,396,169

1)	At March 31, 2018, the Company had $663 million drawn and outstanding on the Revolving Facility.
2)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2018 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $6 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $8 million to Panoro, spread over up to seven years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Kutcho
In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $3.5 million was paid subsequent to March 31, 2018. Once certain conditions have been met, the Company will advance an additional $3.5 million to Kutcho. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Other
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA totaling $274 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, the Company posted security in the form of a letter of guarantee in the amount of $149 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. In March 2017 and 2018, additional letters of guarantee in the amounts of $8 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Company is currently in the discovery phase of the appeal, with a trial scheduled to commence mid-September 2019 for a two month period.
2011 – 2015 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2015 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2015 taxation years in connection with this audit.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

For ease of reference, the following provides an overview of the current status of CRA matters:
	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010 Taxation Years

Transfer pricing provisions of the Act should apply such that Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton's foreign subsidiaries.

		CRA has reassessed Wheaton and is seeking to increase Wheaton's income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton and is seeking to impose income tax of $156 million (Cdn$201 million).(2),(3)	Wheaton has posted security in the form of letters of guarantee totaling $165 million (Cdn$213 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2019.(3),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Trial scheduled to commence mid-September 2019 for a two month period.
2011-2015 Taxation Years	CRA commenced an audit of 2011-2015 taxation years. CRA has not issued a proposal or reassessment.	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $1.6 billion. (5)	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $337 million (Cdn$435 million).(5), (6)	N/A	Time to complete CRA audit unknown.
2016-2017 Taxation Years	Remains open to audit by CRA.	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton's income subject to tax in Canada by approximately $262 million. (5)	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $69 million (Cdn$89 million).(5), (7)	N/A	N/A

1)
For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.

2)
For the 2005-2010 taxation years, transfer pricing penalties of $55 million (Cdn$72 million) and interest and other penalties of $63 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $274 million (Cdn$353 million). Additional interest accruing to December 31, 2017 on the total amount reassessed is estimated at $34 million (Cdn$45 million) for the 2005-2010 taxation years.

3)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of $12 million and $14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively. Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years. However, interest and penalties of $1 million (Cdn$1.3 million) remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2015 taxation years.

4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under such precious metal purchase agreements is equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter.

6)
If CRA were to reassess the 2011-2015 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $161 million and interest (calculated to December 31, 2017) and other penalties of approximately $98 million may be applicable for the 2011-2015 taxation years.

7)
If CRA were to reassess the 2016-2017 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $26 million and interest (calculated to December 31, 2017) and other penalties of approximately $5 million may be applicable for the 2016-2017 taxation years.

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. The Court has set a trial date of August 20, 2019, however on March 27, 2018, the court granted Plaintiff's motion for leave to file a Second Amended Complaint. In light of the amendment, the Company believes the current trial date of August 20, 2019 will be delayed to a future date.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton's March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

26.	Segmented Information
Operating Segments
The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2018
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$22,921	$5,926	$2,009	$14,986	$16,994	$132,853
Peñasquito	20,620	5,116	3,626	11,878	15,504	399,624
Antamina	23,771	4,821	12,290	6,660	18,951	745,348
Constancia	9,579	3,389	4,103	2,087	6,190	257,700
Other [1]	29,275	9,248	6,004	14,023	20,023	517,131
Total silver interests	$106,166	$28,500	$28,032	$49,634	$77,662	$2,052,656
Gold
Sudbury [2]	$6,901	$2,075	$4,124	$702	$4,949	$375,864
Salobo	72,835	21,858	21,102	29,875	50,977	2,787,630
Constancia	4,311	1,299	1,214	1,798	3,012	120,837
Other [3]	9,039	2,682	2,793	3,564	5,150	29,025
Total gold interests	$93,086	$27,914	$29,233	$35,939	$64,088	$3,313,356
Total silver and gold interests	$199,252	$56,414	$57,265	$85,573	$141,750	$5,366,012
Corporate
General and administrative				$(9,757)	$(9,965)
Interest expense				(5,591)	(5,596)
Other				(2,587)	(849)
Income tax recovery				485	-
Total corporate				$(17,450)	$(16,410)	$271,715
Consolidated				$68,123	$125,340	$5,637,727

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Three Months Ended March 31, 2017
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$13,968	$3,405	$1,165	$9,398	$10,563	$139,410
Peñasquito	14,696	3,552	2,478	8,666	11,144	415,599
Antamina	19,977	4,046	11,476	4,455	19,988	804,330
Constancia	6,687	2,261	2,822	1,604	4,223	273,149
Other [1]	35,837	10,437	7,722	17,678	23,478	777,848
Total silver interests	$91,165	$23,701	$25,663	$41,801	$69,396	$2,410,336
Gold
Sudbury [2]	$8,374	$2,754	$5,299	$321	$5,593	$396,236
Salobo	76,628	25,203	23,993	27,432	51,426	2,880,842
Constancia	2,806	926	947	933	1,867	124,723
Other [3]	18,978	5,707	8,041	5,230	8,994	43,192
Total gold interests	$106,786	$34,590	$38,280	$33,916	$67,880	$3,444,993
Total silver and gold interests	$197,951	$58,291	$63,943	$75,717	$137,276	$5,855,329
Corporate
General and administrative				$(7,898)	$(10,472)
Interest expense				(6,373)	(6,389)
Other				(94)	(492)
Income tax expense				(128)	-
Total corporate				$(14,493)	$(17,353)	$230,380
Consolidated				$61,224	$119,923	$6,085,709

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Cozamin, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 and the Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended March 31, 2018
	Sales		Carrying Amount
(in thousands)			Silver Interests	Gold Interests	Total
North America
Canada	$18,469	9%	$35,939	$404,889	$440,828	8%
United States	-	0%	433	-	433	0%
Mexico	44,407	22%	533,924	-	533,924	10%
Europe
Greece	2,485	1%	8,141	-	8,141	0%
Portugal	2,801	2%	23,440	-	23,440	0%
Sweden	6,434	3%	39,050	-	39,050	1%
South America
Argentina / Chile [1]	2,697	1%	265,222	-	265,222	5%
Brazil	72,835	37%	-	2,787,630	2,787,630	52%
Peru	49,124	25%	1,146,507	120,837	1,267,344	24%
Consolidated	$199,252	100%	$2,052,656	$3,313,356	$5,366,012	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Three Months Ended March 31, 2017
	Sales		Carrying Amount
(in thousands)			Silver Interests	Gold Interests	Total
North America
Canada	$30,414	15%	$44,658	$439,429	$484,087	8%
United States	-	0%	433	-	433	0%
Mexico	33,633	17%	556,949	-	556,949	10%
Europe
Greece	3,425	2%	12,818	-	12,818	0%
Portugal	2,741	1%	24,333	-	24,333	0%
Sweden	5,591	3%	41,703	-	41,703	1%
South America
Argentina / Chile [1]	2,674	1%	498,353	-	498,353	9%
Brazil	76,628	39%	-	2,880,842	2,880,842	49%
Peru	42,845	22%	1,231,089	124,722	1,355,811	23%
Consolidated	$197,951	100%	$2,410,336	$3,444,993	$5,855,329	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2018 (US Dollars - Unaudited)

27.	Subsequent Events
Declaration of Dividend
On May 10, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on May 25, 2018 and is expected to be distributed on or about June 7, 2018. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Investment in Tradewind Markets, Inc.
On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. ("Tradewind"), a financial technology company that uses blockchain to speed up and streamline digital gold trading. Tradewind has built a technology platform for digitizing the trading, settlement, and ownership of precious metals. The Tradewind platform combines exchange technology with Vaultchain™ Gold, Tradewind's blockchain technology tailored for precious metals.

Restructuring of San Dimas Precious Metal Purchase Agreement
On May 10, 2018, First Majestic Silver Corp. ("First Majestic") announced that they had completed the previously disclosed acquisition all of the issued and outstanding common shares of Primero Mining Corp. ("Primero") (the "Acquisition"). In connection with the Acquisition, the guarantee by Goldcorp Inc. of deliveries under the Primero SPA until 2029 was terminated in exchange for a payment of $10 million and the guarantee by Wheaton and certain of its subsidiaries to the lenders under Primero's revolving credit facility was also terminated. In addition, on May 10, 2018, the Company terminated the existing Primero SPA and entered into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the "San Dimas PMPA"). Under the terms of the new stream, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:11.

As consideration for terminating the existing Primero SPA, in addition to the new stream, the Company received 20,914,590 First Majestic common shares (the "First Majestic Shares"). The First Majestic Shares represent approximately 11% of First Majestic's current issued and outstanding shares and are subject to resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter. Upon termination of the existing Primero SPA, the Company will reflect a gain on the disposal of the Primero SPA and will reflect the San Dimas PMPA as a component of Other gold interests.

1 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

WHEATON PRECIOUS METALS 2018 FIRST QUARTER REPORT [83]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM

DIRECTORS
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

TRANSFER AGENT
AST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@wheatonpm.com

Wheaton Precious Metals  is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.